[redacted]



# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankers Petroleum Ltd.

*CURRENT ADDRESS Suite 400, 906 - 12 Avenue SW
Calgary, Alberta, Canada T2R 1K7

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 35289 FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 5/1/08

082-35789



12-31-06
AR/S

Bankers PETROLEUM LTD

# ANNUAL INFORMATION FORM

For the Year Ended December 31, 2006

March 29, 2007

## TABLE OF CONTENTS

## PRELIMINARY NOTES

All information contained herein is as at December 31, 2006, unless otherwise stated.

**Financial Statements**

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis. The financial statements and management's discussion and analysis are available at www.bankerspetroleum.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

## GLOSSARY OF TERMS

**"AKBN"** means the Albanian National Petroleum Agency;

**"AIM"** means the AIM Market of the London Stock Exchange;

**"Albpetrol"** means Albpetrol Sh.A, an Albanian state-owned agency;

**"API"** is an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale;

**"APA"** means APA Petroleum Engineering Inc., independent petroleum engineering consultants of Calgary, Alberta;

**"Armo"** means Armo Sh. A, the Albanian refining and marketing organization;

**"Bankers"** means Bankers Petroleum Ltd.;

**"Bankers Albania"** means Bankers Petroleum Albania Ltd., formerly Bankers Petroleum International Ltd. and Saxon International Ltd., a subsidiary of the Company incorporated under the laws of the Cayman Islands;

**"Bankers US"** means Bankers Petroleum (US) Inc., an indirect subsidiary of the Company incorporated under the laws of Texas, U.S.A.;

**"Centillion"** means Centillion Industries Inc., a public company the shares of which trade on the NEX board of the TSX Venture Exchange;

**"Company"** means Bankers Petroleum Ltd.;

**"Group"** refers to Bankers together with its subsidiaries, Bankers Albania and Bankers US;

**"Lek"** is the domestic Albanian currency;

**"License Agreement"** is the agreement between AKBN and Albpetrol dated June 7, 2004, to which Bankers Albania became a party on July 16, 2004, which together with the Petroleum Agreement governs the rights of Bankers Albania in respect of the Patos Marinza heavy oil field in Albania;

**"Meeting"** means the annual general meeting of the Company to be held May 22, 2007;

**"Petroleum Agreement"** is the agreement between Bankers Albania and Albpetrol dated June 19, 2004, which, together with the License Agreement governs the rights of Bankers Albania in respect of the Patos Marinza heavy oilfield in Albania;

**"Plan"** refers to the Company's stock option plan that permits grants to directors, officers, employees and service providers as additional compensation and as an opportunity to participate in the success of the Company;

**"PoD"** means the Plan of Development for the Patos Marinza oilfield submitted by Bankers Albania and approved by AKBN in March 2006;

**"Trustee"** means Computershare Trust Company of Canada;

**"TSX"** means TSX Inc.; and

**"Vintage"** means Vintage Petroleum LLC.

## Conventions

This AIF contains references to Canadian dollars and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as "CDN$".

The following table sets forth, for each of the years indicated, the exchange rate of United States dollars into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year.

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| High(1) | 1.1726 | 1.2703 | 1.3968 |
| Low(1) | 1.0989 | 1.1507 | 1.1774 |
| Average(2) | 1.1340 | 1.2083 | 1.2959 |
| Closing(1) | 1.1652 | 1.1656 | 1.2036 |

**Notes:**

(1) The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

**Abbreviations**

| | |
|---|---|
| API | American Petroleum Institute |
| Bbl | Barrel |
| Bbls | Barrels |
| Bopd | Barrels of oil per day |
| Mbbls | Thousand barrels |
| Mcf | Thousand cubic feet |
| Mmcf | Million cubic feet |
| Mcf/d | Thousand cubic feet per day |
| Bcf | Billion cubic feet |
| Brent | Brent crude oil |

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Statements relating to "reserves" or "resources" are also forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. All such statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this AIF contains forward-looking statements pertaining to the following:

- a proposed sale of an interest in the Palo Duro lands;
- performance characteristics of the Company's oil and natural gas properties;
- crude oil production estimates and targets;
- the size of the oil and natural gas reserves;
- capital expenditure programs and estimates;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes and tax laws.

These forward looking statements are based on a number of assumptions, including but not limited to: those set out herein and in the Company's Form 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* ("NI 51-101 Report"), availability of funds for capital expenditures, completion of the proposed sale of the Palo Duro lands as contemplated, a consistent and improving success rate for well re-completions at Patos Marinza, increasing production as contemplated by the PoD, stable costs, availability of equipment and personnel when required for both the Company's U.S. and Albania operations, continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth below and elsewhere in this AIF:

- volatility in market prices for oil and natural gas;
- risks inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- the Group's ability to hold existing leases through drilling or lease extensions;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- rising costs of labour and equipment
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and
- other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

# CORPORATE STRUCTURE

## General

The Company was incorporated as "Errington Gold Exploration Ltd." under the *Business Corporations Act* (Ontario) on August 11, 1983. On May 14, 1985, the Company changed its name to "Convertel Canada Inc." and subdivided its issued capital on a 10-for-1 basis. On May 29, 1985, the Company changed its name back to "Errington Gold Exploration Ltd.". On November 25, 1985, the Company changed its name to "Errington Industrial Enterprises Ltd.". On November 5, 1986, the Company changed its name to "Goldteck Mines Limited". On August 28, 1992, the Company changed its name to "Gold Park Mines and Investments Ltd.". On September 22, 1994, the Company changed its name to "Gold Park China Limited". On August 13, 1999, the Company consolidated its common shares on a 1-for-2 basis. On June 24, 2004, the Company changed its name to "Bankers Petroleum Ltd." and continued under the *Business Corporations Act* (British Columbia).

The registered and records office of the Company is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business is located at Suite 400, 906 – 12th Avenue SW, Calgary, Alberta T2R 1K7.

## Intercorporate Relationships

The Company has the following subsidiaries:


BANKERS PETROLEUM LTD.
(British Columbia, Canada)
Bankers Petroleum Albania Ltd. (1)
("Bankers Albania")
(Cayman Islands)
100%
BNK Petroleum Holdings Inc.
(Delaware, USA)
100%
Bankers Petroleum (US) Inc.
("Bankers US")
(Texas, USA)
100% (indirect)

**Notes:**

(1) Bankers Albania's operations in Albania are conducted through an Albanian branch office registered to conduct business in Albania.

## SUMMARY DESCRIPTION OF THE BUSINESS

### Three Year History

The following describes the development of the Group's business over the last three completed fiscal years.

Prior to September 2002, the Company was engaged in the mining, exploration and development of resource properties through a wholly owned Bermuda subsidiary, Grand Technologies Limited ("Grand Tech") and indirect subsidiaries incorporated in People's Republic of China. In September, 2002, the Company disposed of substantially all of the mining assets of its subsidiaries in the PRC. In June 2004, the Company completed the sale of Grand Tech to its controlling shareholder, Gold Corporation Holdings ApS for cash proceeds of US$2 million. The sale was a related party transaction under OSC Rule 61-501. An independent valuation was conducted and the transaction was approved by the shareholders of the Company at a special meeting called for that purpose on May 21, 2004. The Grand Tech sale provided the Company with available cash to pursue other business opportunities.

#### *Albania*

In July, 2004, the Company's wholly-owned subsidiary, Bankers Albania, acquired an interest in the Patos Marinza heavy oilfield in Albania pursuant to the Petroleum Agreement and the License Agreement.

The License Agreement provided Bankers Albania 24 months to evaluate the field and propose a plan of development to Albpetrol and the AKBN. The Company concluded the evaluation phase of the License Agreement and submitted its PoD to Albpetrol in December 2005. Following approval by Albpetrol the PoD was submitted to AKBN, which approved it in March, 2006. This approval allows Bankers to take-over the remaining wells in the field on a defined basis consistent with the PoD and to produce and sell oil under the existing License Agreement for a period of 25 years with an option to extend at the Company's election for further five year increments. See also "Narrative Description of Business – Albania".

#### *United States*

In February 2005, the Company acquired approximately 190,000 net acres of undeveloped leases in the Palo Duro Basin in Texas and, as at March 31, 2006 this number had increased to approximately 260,000 net acres.

On May 23, 2006, Bankers US acquired approximately 250,000 net acres of undeveloped oil and gas leases situated in the Central and Northern regions of the United States and related data and information from Vintage. The acquisition brought Bankers US' total holdings in the U.S. to approximately 500,000 net acres. The total purchase price for the Vintage assets was US$30.0 million of which US$20.0 million was satisfied through the issuance of 25,971,715 Common Shares at an ascribed value of approximately CDN$0.88 per share pursuant to a prospectus dated May 12, 2006. The Company provided a guarantee of Bankers US' obligations under the agreement with Vintage, including a guarantee of Bankers US' obligation to indemnify Vintage against damages arising out of or resulting from the use, ownership or operation of the properties acquired. Following completion of the acquisition approximately 30,000 net acres in the Palo Duro Basin were transferred by Bankers US to certain arm's length third parties, together with an additional US$1 million cash payment, to settle competing claims in respect of some of the acreage acquired.

In January 2007, Bankers US entered into a letter of intent to sell to Peninsula Merchant Syndications Corp. ('Peninsula') up to a 27% interest in all of its leasehold interests as of January 1, 2007 in the Palo Duro basin prospect in the Floyd, Motley and Briscoe counties, Texas, for a consideration of $19.5 million, a minimum of $15.0 million of which is payable in cash. Peninsula subsequently advised Bankers US that it had assigned its rights under the letter of intent to Centillion. On March 2, 2007, Bankers US entered into a formal agreement with Centillion and its subsidiary, Palo Duro Operating (U.S.), Inc. ("Palo Duro") pursuant to which Palo Duro has agreed, subject to certain conditions, to acquire up to a 27% working interest in Bankers US' Palo Duro leasehold interests. Palo Duro is entitled to elect prior to closing to satisfy up to $4.5 million of the purchase price through the issuance of securities of Centillion having a maximum ascribed value of CDN$0.35 per security. Completion of the transaction is subject to certain conditions, including, but not limited to completion of a CDN$39.0 million equity financing by Centillion and approval of the TSX Venture Exchange. Subject to obtaining all necessary approvals, the transaction is expected to close in May 2007. Bankers is entitled to terminate the agreement if all conditions to closing have not been fulfilled on or before May 29, 2007.

On March 22, 2007 Palo Duro and Centillion notified Bankers US of their intention, subject to regulatory approval, to issue units of Centillion in satisfaction of $4.5 million of the purchase price. Each unit will comprise one common share and one half of one share purchase warrant, each whole warrant will be exercisable for a period of 24 months from the date of issue to acquire one previously unissued common share of Centillion at a price of CDN$0.50 per share.

## Recent Financings

Development of the Group's business during the past three fiscal years has been financed principally by equity financing. Banker's raised an aggregate of $87.5 million through equity financings in the fiscal years 2004 through 2006. The following is a summary of its most recent financings.

On March 6, 2006 the Company completed an underwritten public offering of 50 million common shares at CDN$1.00 per share to raise gross proceeds of CDN$50.0 million. The underwriters, Canaccord Capital Corporation and Orion Securities Inc., were paid a cash commission equal in aggregate to 5% of the gross proceeds.

On November 10, 2006 a $20.0 million debt facility with Raiffeisen Bank Sh.A of Albania was completed. The debt facility was comprised of a $15.0 million term loan payable over five years bearing an interest rate of one year London Interbank Overnight Rate (LIBOR) plus 4.5%; and a $5.0 million revolving line of credit bearing an interest rate of LIBOR plus 3.5%. The facility is secured by a pledge of the shares of Bankers Albania, security on all of the assets of Bankers Albania, including an assignment of proceeds from the domestic and export crude oil sales contracts, and a guarantee by the Company.

On March 1, 2007 the Company completed an underwritten prospectus offering of 36,042,858 units on a bought deal basis to raise gross proceeds of approximately $25,230,000. The units were issued and sold at a price of $0.70 per unit; each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at a price of CDN$0.90 per share and expire on March 1, 2012. The warrants are listed on the TSX under the symbol BNK.Wt.A.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Business Profile

Bankers is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. The Company is targeting growth in production and reserves through utilization of its technical capability and entrepreneurial approach with a particular focus on international heavy oil prospects and natural gas from its large undeveloped land base of unconventional shale plays.

The Company operates in two distinct international areas, Albania (located northwest of Greece in South Eastern Europe) and the United States through its subsidiaries, Bankers Albania and Bankers US. All of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates in the Patos Marinza heavy oilfield pursuant to a License Agreement with AKBN and a Petroleum Agreement with Albpetrol. The Company has a 25 year license to develop and receive 100% of the benefit of all production from the Patos Marinza heavy oil field, which is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original-oil-in-place.

In the United States, Bankers holds an average 75% working interest in approximately 500,000 net acres[1] in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight sand gas plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas: the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachian basin in New York.

At the end of 2006, the Bankers had 159 employees of which eight were located in its head office, 143 in Albania and eight in the U.S.

### Statement of Reserves Data and Other Oil and Gas Information

The information contained in the Company's National Instrument 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* as at December 31, 2006, the report of APA Petroleum Engineering Inc. in the form of Form 51-101F2 *Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor,* and Form 51-101F3 *Report of Management and Directors on Oil and Gas Disclosure,* each filed under the Company's profile at www.sedar.com are incorporated by reference into this AIF.

### Albania

The Patos Marinza heavy oilfield is located in southern Albania and was discovered in 1928. It is the largest onshore oil field in continental Europe in terms of original oil-in-place. Production commenced in the 1930's and reached a peak in the late 1950s and early 1960s. Historically Albpetrol was the sole operator of the Patos Marinza field, holding the rights to evaluate and redevelop the Patos Marinza Oilfield in Albania under an existing License Agreement with the AKBN. Anglo-Albanian Petroleum Ltd. ("AAP"), a joint venture of Albpetrol and Premier Oil Plc. was formed as a new operating company in 1994 and operated a portion of the field until 2004. AAP was dissolved in March 2004 and the control of the field reverted back to Albpetrol.

---

1 Net acreage calculated prior to the proposed sale of up to 27% of its Palo Duro acreage to Palo Duro Operating (U.S.) Inc., which transaction is still subject to conditions and has not closed as of the date of this AIF. See "Summary Description of the Business – Three Year History".

In June 2004 Bankers Albania entered into the Petroleum Agreement with Albpetrol. The rights of Albpetrol under the License Agreement were transferred to Bankers Albania on June 19, 2004, subject to the terms of the Petroleum Agreement. Bankers Albania commenced operations in July 2004, taking over the operation of 28 wells, a disposal well, and associated equipment and facilities. Bankers Albania was entitled to take up to 24 months to evaluate the field and propose a PoD to Albpetrol and the AKBN. The Company concluded the evaluation phase and received the approval of its PoD from AKBN in March 2006.This approval allows Bankers to take-over the remaining wells in the field on a defined basis consistent with the PoD and to produce and sell oil under the existing License Agreement for a period of 25 years, with an option to extend at the Company's election for further five year increments. The PoD includes redeveloping between 80 and 120 wells each year for the first five years along with the necessary infrastructure to attain gross oil production between 10,000 and 15,000 bopd.

Under the PoD, the Company estimated capital expenditures of between $155 million and $213 million over the life of the Patos Marinza project, the majority of which are planned to be incurred within the first five years (2006 to 2010). The estimated capital expenditures under the PoD for 2007 are between $38.3 million and $42.2 million. Bankers Albania is required to apply to Albpetrol and AKBN for approval of an annual program covering the nature and amount of capital expenditures to be incurred in each year. Significant deviations from the PoD are subject to Albpetrol and AKBN approval.

The terms of the Petroleum Agreement include a 1% gross over-riding royalty payable to Albpetrol which increases to 3% to 5% (based on an incremental sliding scale) after payout of funds expended by the Company. In addition, the Company pays a royalty to Albpetrol for the latter's share of pre-existing production from the wells taken over by Bankers. This royalty is calculated on a per well basis using 70% of the average production for the preceding six months declining at 15% per annum. For the original 28 oil wells taken-over in July 2004, a fixed pre-existing production rate was applied and is declined at 10% per annum; 20 of the 28 wells have no pre-existing production liability as they were newly drilled wells by the previous operator, AAP.

Bankers Albania sells crude oil produced from Patos Marinza to Armo pursuant to an agreement under which Armo has agreed to purchase up to a maximum of 5,000 barrels of oil per day. The price per barrel received by the Company under its agreement with Armo (subject to production quality) is determined by reference to the price of the Brent crude oil with caps and collars. The cap for Brent during 2006 was $36.75 per barrel which resulted in the maximum price of $23.85 per barrel to the Company. Subsequent to year-end, the Company negotiated a new price with Armo which is set at 16,050 Lek per ton which translates to $25.83 per barrel using the 2006 average exchange rate of 98 Lek to one U.S. dollar. In the event the price of the Brent crude falls below $39.00 or the exchange rate falls outside the range of 90 to 105 Lek to one U.S. dollar, the price will be reviewed at the request of either party. The current price will remain in effect until the parties agree to a new price.

Bankers Albania has the right to export all of its production from the Patos Marinza oilfield. The Company commenced exporting some of its crude oil production to Alma Petroli SPA an Italian refinery in November 2005. In February 2006 the Company formalized its relationship with this refinery by entering into a contract, which was later amended in July 2006 with respect to the pricing formula. The new formula is based on market prices of a basket of refined products processed from Bankers Albania's crude oil. During 2006 Bankers Albania exported 32% of its production, and received an average price of $30.86 per barrel sold.

Revenues from crude oil production totalled $31.6 million in 2006 compared to $13.7 million in 2005. The Company's Patos Marinza crude oil production at the end of 2006 was over 4,400 bopd, up from 600 bopd in July of 2004. Average crude oil production was 3,490 bopd during 2006 compared to 1,687 bopd for 2005. Production increases vary from quarter to quarter depending on the effect of seasonal factors such as weather. As part of its overall growth strategy, the Company has initiated a scoping study for an Enhanced Oil Recovery project in the Patos Marinza field to evaluate the ability the feasibility of increasing reservoir recovery and production from the field.

## United States

***Palo Duro Basin, Texas***

Bankers US holds approximately 375,000 net acres[2] of land in the Palo Duro Basin, Texas, located roughly 260 miles northwest of the Fort Worth Basin which is home to the Barnett Shale play. The Palo Duro Basin shale gas play encompasses the counties of Briscoe, Floyd and Motley and targets Pennsylvanian-aged shales that exist at depths between 7,000 and 10,500 feet in the Bend group. Bankers US has working interests that range from 65% to 100%

The aggregate consideration paid to December 31, 2006 for the interests held or currently being acquired in the Palo Duro Basin is approximately $37.0 million including lease bonus and acquisition costs. The 2006 Vintage acquisition included approximately 118,000 net acres in the Palo Duro Basin, increasing Bankers' land position in the basin to approximately 375,000 net acres. This acreage provides Bankers with large consolidated blocks in what the Company believes is the core area for the Bend shale and makes it the largest oil and gas leaseholder in the Basin.

During 2006 Bankers US drilled three wells in the Palo Duro basin, Texas, two of which are presently suspended pending future completions and one which has oil production at a low rate. It also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 Mmcf of natural gas per day upon initial completion in 2003, before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.

The Company is currently evaluating another recently drilled well, the Cogdell 64 #1. Successful results from this well may result in commercial production and an expanded drilling program in the basin. A second well is also planned in a different part of the Palo Duro basin in 2007 to test a different concept.

***Arkoma/ Ardmore Basins, Oklahoma***

In Oklahoma, Bankers US is targeting two unconventional shale gas prospects in the Arkoma and Ardmore basins on lands acquired from Vintage in May 2006. Bankers US holds 24,000 net acres, targeting the Caney and Woodford shales, which are Mississippian in age. Exploration activity is showing positive results and the Company expects to develop this into a production area, dependent upon drilling success.

In December 2006, Bankers US drilled its first well in the basin, the Nickel Hill #1-26 (75% working interest) to a total depth of 9,983 feet. The well is located in Carter County in the vicinity of Woodford shale gas production from naturally fractured formations. In January 2007, the vertical well had a stable rate of 470 Mcf of natural gas per day along with some condensates over a five day test. Based on Schlumberger's gas shale analysis log, the well has 330 net feet of Woodford shale and a calculated original gas in place of 222 Bcf per section. The well was successfully fracture stimulated in January 2007 and was monitored with a surface seismic array to provide information on fracture direction and dimensions. The array was subsequently used to acquire a small 3D seismic survey around the well. The results have been processed and are being used to aid in the selection of an offset horizontal well location,

2 Net acreage calculated prior to the proposed sale of up to 27% of its Palo Duro acreage to Palo Duro Operating (U.S.) Inc., which transaction is still subject to conditions and has not closed as of the date of this AIF. See "Summary Description of the Business – Three Year History".

which is planned during the first half of 2007.

Bankers US is planning to tie-in the Nickel Hill #1-26 well to a nearby gas gathering system during the first half of 2007. In addition, it plans to drill offset horizontal wells as well as vertical wells further away from the well in the Carter and Johnson Counties to further assess the shale gas potential and confirm the scope of the project. In 2007 the Company also plans to shoot a broad 3D seismic survey over its 14,000 net acres in the two counties. Information from the survey will be utilized in the creation of a field development plan.

In Hughes County, the Lake Holdenville #35-1 well (89% working interest) was drilled to a total depth of 5,499 feet and cased in late December 2006. The Woodford shale encountered a net thickness of 160 feet and has 63 Bcf per section of original gas in place as indicated by the Schlumberger shale analysis log. Analysis of additional technical data from this well was used to design a fracture stimulation that was completed in the first quarter of 2007. The well is currently flowing back fracture fluid and then will be tested. Establishing production from this well would expand the productive Woodford shale area currently being developed by other operators in Hughes County.

***Appalachian Basin, New York***

In upstate New York, Bankers is targeting shale gas and hydrothermal dolomite prospects in the Appalachian Basin on 19,000 acres lands acquired from Vintage Petroleum LLC in May 2006. This area targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the Late Ordovician age, Utica Shale.

In late 2006, Bankers US commenced a shallow three-well exploration program, with target horizons ranging from 1,000 to 3,000 feet. Intermediate casing was set on the Butler Creek well to just above the main target, the Trenton-Black River formations. The rig was then moved to the second location, South Mill Pond, to drill and case the intermediate hole. The rig was then released until the weather clears in the spring. Following this the rig will move to the last well, Legasse Road, to perform the same operation... After intermediate casing is set in all three wells, Bankers US plans to re-enter and drill out each well utilizing air drilling techniques.

The Company also plans to fracture stimulate two other existing wells during the first half of 2007. One of the wells had an initial 30-day un-stimulated flow rate of approximately 300 Mcf/d, which declined to approximately 15 Mcf/d after nine months of production, shortly after which it was shut-in for logging. Drilling the three wells and fracture stimulating the two existing wells will give Bankers US the right to earn a 70% working interest in two existing well bores and another 24,000 net acres.

***Black Warrior Basin, Mississippi/ Alabama***

Bankers US acquired approximately 95,000 net acres in the Black Warrior Basin of Mississippi and Alabama as part of the Vintage transaction. See "Summary Description of the Business – Three Year History". This basin targets Pennsylvanian age Pottsville tight gas sands as well as the Mississippian age Floyd shale.

Three initial locations have been selected to test both structural and basin centre gas play concepts. As this area has longer-term lease expiries, Bankers US does not plan to drill these wells until 2008. Additional geological and geophysical work is planned for 2007.

## Specialized Skills and Knowledge

Exploration for and development of petroleum and nature gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. Bankers and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2007.

## Competitive Conditions

The Company competes for leases in shale gas basins in which it is active in the U.S. with a required number of private and public companies which may have greater financial resources, staff and facilities than the Company.

Bankers Albania exports a portion of its Albanian production to a refinery in Italy. There are a number of other oil refineries along the Mediterranean as well as in the Middle East that could accept the Company's crude oil. The Company's ability to sell to these refineries will depend on crude quality, logistics and pricing.

In addition, the Company competes with other industry participants for the sourcing and availability of raw materials and component parts necessary in petroleum and natural gas exploration and development. In Albania, a majority of the Company's specialized equipment is sourced from outside the country. While there has been little issue with obtaining necessary equipment, lead times can be lengthy when taking into account the oil and gas industries level of activity and logistics. In the U.S., the Company has had little difficulty obtaining the materials it requires for its activities, although rig and service availability and pricings can vary.

The Company's ability to increase reserves in the future will depend, not only on its ability to develop or continue to develop existing properties, but also on finding and acquiring suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include price, methods, pipeline access and reliability of delivery and availability of imported products.

## Cycles

The Company's operations are affected by winter operating conditions from November to March. During these months, well reactivations decline with a corresponding decline in production gains in the Patos Marinza oil field. The price per barrel received by the Company under its export sales contract is weighted heavily to fuel oil and bitumen and can be affected by mild weather conditions. In late fall and early winter 2006 such conditions resulted in lower fuel oil demand, a corresponding drop in fuel oil prices and a decline in the price received by the Company under its export sales contracts.

## Economic Dependence

The Patos Marinza oilfield is the only property with attributable reserves in which the Company has an interest. The Company's current production is dependent upon the Petroleum Agreement and the License Agreement. Its revenues are derived from two sales contracts: the Crude Oil Marketing Agreement with Armo and an export sales agreement with an arm's length refinery located in Italy.

## Environmental Protection

The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of natural resources are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations.

## Foreign Operations

A significant amount of the Company's activities and assets are conducted and located in Albania. Albania is in transition from a communist regime to a modern open-market economy since 1992, with an extensive program of privatization in progress. While that transition has brought greater economic stability to the country, significant challenges still exist. Albania is not a member of the European Union or the North Atlantic Treaty Organization and the country is heavily dependent on foreign investment due to its large trade deficit. Albania's energy and transportation infrastructure is in need of significant investment, despite the Albanian government's recent embarkation on a major program of road and rail rehabilitation and construction. While the government of Albania encourages direct financial investment to aid the country's economic development, it provides little by way of tax, financial or other incentives.

There is no assurance that future political and economic conditions in Albania will not result in the government adopting different policies in relation to foreign development and ownership of oil and gas resources. Any such changes in policy may result in changes to laws affecting the ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital, nationalization, expropriation, and other areas, any of which could adversely affect both the Company's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, and its ability to continue to explore and profitably develop those properties in respect of which it has obtained exploration and development rights to date.

The remainder of the Company's business is conducted in the United States. While this is a stable country, unforeseen additional taxes and regulations could be imposed by local, state and federal laws and statues which could materially increase the cost of carrying on current programs and development, if warranted, of the Company's U.S. assets.

# RISK FACTORS

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business. If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected. In such a case, the price of the Common Shares of the Company could decline and investors may lose all or part of their investment.

*Financing Risks*

Cash resources available to the Company under the $20.0 million credit facility provided by Raiffeisen Bank and from sales produced from the Patos Marinza field will be adequate to fund the Company's planned work programs for the Patos Marinza project to the extent that the capital expenditures are limited to amounts contemplated in the PoD. This is predicated on world oil prices remaining stable at current prices, production continuing to increase as expected under the PoD and the Company not experiencing any significant technical or marketing problems in respect of the Patos Marinza heavy oilfield. However, there is no assurance that current rates of production from the Patos Marinza field will be sustained, that budget overruns will not occur or that actual capital expenditures will approximate estimates or that oil prices will remain stable. In the event of any of the foregoing the Company may require more funds for its Albania operations than are presently anticipated to continue development as contemplated under the current PoD. The Raiffeisen credit facility has fixed terms of repayment and is secured by, among other things, a pledge of all of the shares of Bankers Albania, an assignment of crude oil sales proceeds, and by a guarantee of the Company. If Bankers Albania were unable to repay the credit facility when it became due and was not able to negotiate an extension or an alternate source of financing, Bankers Albania could lose its entire interest in the Patos Marinza project and the Company could become obligated to pay the difference, if any, between the amount owing by Bankers Albania and the amount recovered by Raiffeisen on a realization.

If the sale of up to a 27% interest in the Palo Duro lands described under "Summary Description of Business - Three Year History" completes, the proceeds of the sale will be used for working capital and potential acquisitions of additional lands. There is no assurance that the sale will complete in a timely manner or at all. If the sale of an interest in the Palo Duro lands does not complete for any reason, the Company may reduce its exploration and development programs in the U.S., and could, if alternate sources of financing were not found and it is unable to negotiate lease extensions, be forced to relinquish its interest in some or all of its U.S. properties.

The Company's future capital requirements will depend on numerous factors, including exploration drilling success, the cost and success of re-completing or drilling wells, future production levels, the terms (including price) and conditions that it is able to negotiate with purchasers of production from its properties, as well as its level of success in its exploration activities, none of which can be predicted with certainty. The Company may require additional funds in future and may attempt to raise such funds through further equity or debt financings collaborative arrangements with commercial partners or from other sources. Any additional equity financing may be dilutive to the holders of the Common Shares and any debt financing, if available, may require restrictions to be placed on the Company's future financing and operating activities. The Company may be unable to obtain additional financing on acceptable terms if market and economic conditions, the financial condition or operating performance of the Company or investor sentiment are unfavourable. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and prospects.

*Patos Marinza Production*

The Company's right to production from the Patos Marinza project is governed by the Licence Agreement and the Petroleum Agreement and is also subject to the PoD. Risks related to development of the project, including but not limited to technical difficulties, increased costs, reduced sales price or demand for heavy oil produced from the project, are borne by Bankers Albania. Unless it revises the existing PoD or relinquishes contract area Bankers Albania will be obliged to continue development and incur capital expenditures as contemplated under the PoD, notwithstanding the occurrence of any such events. If Bankers for any reason is unable to finance the capital expenditures required under the PoD and it is unable to obtain the agreement of the AKBN to a reduction in such expenditures, Bankers Albania could be forced to relinquish some or all of the Patos Marinza contract area. Depending on the size and location of the area such relinquishment could have a material adverse effect on the Company's financial condition and results of operations. The License and Petroleum Agreements provide for the appointment of an independent expert if necessary to resolve any dispute that may arise in connection with the PoD. Should a dispute arise, there is no assurance that it would be resolved in a manner acceptable to the Company, and if a decision were made that had the effect of reducing the rate at which Bankers Albania is able to develop the field or increase production for any reason, or that would necessitate a reduction in production from the field, any such decision could have a material adverse effect on the Company's financial condition and results of operations.

### *Oil and Gas Prices and Marketability*

Oil and gas prices have a direct impact on the Company's revenues and are subject to volatile price fluctuations. The marketability of oil and natural gas discovered by the Company will be affected by numerous factors beyond its control including general demand for crude oil and natural gas and demand for heavy oil by the refineries in Mediterranean. The profitability of the Company's operations will be dependent, among other things, upon the market price of natural gas and crude oil, which has fluctuated in the past.. Oil and gas prices are affected by numerous factors beyond the control of the Company, including international economic and political conditions, weather, levels of supply and demand, pipeline capacity, and currency exchange rates. Movements in market prices could render uneconomic any of the extraction and production activities undertaken or to be undertaken by the Group.

### *Competitive Conditions*

The oil and gas industry is highly competitive. The Company competes with numerous other participants in the acquisition of oil and gas exploration licences and properties and in the marketing of oil and gas. The Company's ability to increase reserves in the future will depend, not only on its ability find commercial quantities of oil and gas and to develop or continue to develop existing properties, but also on its ability to select and acquire additional suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include but are not limited to price, methods and reliability of delivery.

### *Exploration, Production and General Operational Risks*

The business of exploration for and production of oil, gas and other resources involves a high degree of risk. In particular, the operations of the Company may be disrupted, curtailed or cancelled as a result of a variety of risks and hazards which are beyond the control of the Company, including technical failures, environmental hazards, industrial accidents, occupational and health hazards, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with governmental requirements, explosions and other accidents. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

Delays in the construction and commissioning of projects or other technical difficulties may result in the Group's current or future projected target dates for production being delayed and capital expenditures in excess of those estimated being required.

It is still very early in the life cycle of the various U.S. projects in which Bankers US has an interest. While certain of the projects have geological similarities to other productive projects in the U.S., there may not end up being the gas-in-place or ability to recover hydrocarbons that is expected and drilling costs may be higher than anticipated; Bankers US may need to use different well-completion techniques across the plays. This may require completion approaches to be continually refined and tailored with attendant increased costs.

Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells which, though they yield some oil or gas, are not sufficiently productive to justify commercial development or to cover operating and other costs.

### *Exploration, Production and Other Licences*

The Company's exploration, production, and processing activities are dependent upon the agreements with third parties and the grant and maintenance of appropriate licences, concessions, leases, permits and regulatory consents ("Authorizations") which may not be renewed or renewable, granted, or may be withdrawn, or made subject to limitations. Although the Company believes that the Authorizations will be granted or renewed (as the case may be) following expiry, there can be no assurance that such Authorizations will be renewed or granted, or as to the terms and costs of such grants or renewals.

The land areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land. If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas on any property covered by such agreements. Furthermore, certain leases and rights to extension of leases held by the Company's subsidiaries are held by drilling commitments and could be lost if for any reason such drilling commitments are not met, including but not limited to a lack of financial resources or unavailability of drilling rigs when required.

### *Title to Properties*

Title to oil and gas interests is often not capable of conclusive determination, without incurring substantial expense. Vintage did not warranty title to the assets acquired from it by Bankers US. The nature of the oil and gas leasing and title regime in the basins in which Bankers US holds an interest is such that interests in large tracts of acreage may be represented by hundreds or thousands of leases and obtaining absolute confirmation of chain of title would be time consuming and expensive. The Group conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties and conducts an extensive title review of a particular area prior to commencement of drilling. There can be no assurance of title however. Title may be subject to unregistered liens and other defects which, if affecting a core area, could have a material adverse effect on the Group, its financial condition and results of operations.

### *Governmental Regulations and Processing Licences*

Governmental approvals, licences and permits are subject to the discretion of the applicable governments or governmental offices. The Group must comply with known standards, existing laws and regulations. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations, financial condition and prospects.

*Reserve and Resource Estimates*

The reserves presented in the Company's NI 51-101 Statement of Reserves Data and Other Oil and Gas Information are derived from the calculations and estimates reported in the NI 51-101 report titled "Patos Marinza Heavy Oilfield 2006 Reserves Evaluation", dated March 28, 2007, with an effective date of December 31, 2006 of APA. Actual production, revenues, expenditures and future cash flow with respect to such reserves will vary from these estimates, and those variances may be material. There are many factors, assumptions and variables involved in estimating reserves many of which are beyond the Company's control and over time, may prove to be incorrect.

*Foreign Operations*

The Company may be subject to political, economic and other uncertainties, including, but not limited to, changes in energy policies or the personnel administrating them, nationalization or expropriation of property, cancellation or modification of contractual rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Group's operations are conducted.

*Reserve Depletion*

The Company's future oil and gas reserves and production, and therefore cash flow, will depend upon the Company's success in acquiring additional reserves. Failure to add reserves by acquiring or developing them will result in reserves and production declining over time.

*Delays in Production, Marketing and Transportation*

Various production, marketing and transportation conditions may cause delays in oil and natural gas production and adversely affect the Group's business. Drilling wells in areas remote from distribution and production facilities may delay production from those wells until sufficient reserves are established to justify construction of the necessary transportation and production facilities. The Group's inability to complete wells in a timely manner would result in production delays. In the United States, most private leases require actual production to hold the lease past the expiration of the primary term, with some limited contractual extensions available. Because there is little infrastructure in some areas in which Bankers US holds its interests, the Company is subject to the risk that building of the necessary infrastructure will not be timely. In addition, marketing demands, which tend to be seasonal, may reduce or delay production from wells. The marketability and price of oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market any natural gas it discovers may depend upon its ability to acquire space in pipelines that deliver natural gas to commercial markets. The Company is also subject to deliverability uncertainties related to the proximity of its reserves to adequate pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, licences, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

*Environmental Protection*

Bankers US is obliged to indemnify Vintage for any damages associated with the use, ownership or operation of the properties acquired from it and the Company has guaranteed the Bankers US indemnification obligations. While the Company considers the risk of environmental liability to be low based on its due diligence and on past operations on the properties, there is no assurance that a significant liability will not be discovered and such an event could have a material adverse effect on the Company's financial condition and results of operations.

### *Decommissioning Costs*

The Company may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which it may use for production of oil and gas. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as "decommissioning". There are no immediate plans to establish a cash reserve account for these potential costs, rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Should decommissioning be required, the costs of decommissioning may exceed the value of hydrocarbon reserves remaining at any particular time to cover such decommissioning costs. The Company may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on the Company's financial position and future results of operations.

### *Litigation*

Legal proceedings, claims or alleged claims may arise from time to time in the course of the Company's business. There have been a number of cases where the rights and privileges of oil and gas companies have been the subject of litigation. The Company cannot preclude that such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation or claim.

### *Labour*

The Company is dependent on local labour to carry out site work in its licensed areas in Albania. The Company has directly employed local workers and is subject to local labour laws. While the Company has not been materially adversely affected by any labour related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on the business, operations and financial performance of the Company.

### *Uninsured Risks*

The Company, as a participant in oil and gas extraction projects, may become subject to liability for hazards which cannot be insured against or against which it may elect not to be insured because of high premium costs or other commercial reasons. The Company may incur liabilities to third parties (in excess of any insurance cover) arising from pollution or other damage or injury. There can be no assurance that the Company will be able to obtain insurance at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

### *Attraction and Retention of Key Personnel*

The Company's future success is dependent on certain key management and other personnel. There is strong competitive demand for qualified personnel and the demand is likely to continue for the foreseeable future. The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could have a material adverse effect on the Company's business.

## DIVIDENDS

The Company has not paid any dividends on its common shares. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

## GENERAL DESCRIPTION OF CAPITAL STRUCTURE

### *Common Shares*

The authorized capital of the Company is an unlimited number of common shares. The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

As at March 30, 2007 there are 448,109,492 Common Shares in the capital of the Company issued and outstanding.

### *Share Purchase Warrants*

An aggregate of 16,121,273 Warrants ("2009 Warrants") are authorized for issuance under and are governed by the terms of an indenture dated November 10, 2004, as amended by supplemental indenture dated September 1, 2006 (together, the "2009 Warrant Indenture"). The 2009 Warrants expire November 10, 2009, are exercisable at a price of Cdn$0.95 per share and are listed for trading on the TSX under the symbol BNK.W. At December 31, 2006, there were 15,902,023 2009 Warrants outstanding.

Each 2009 Warrant entitles the holder to acquire one previously unissued Common Share at a subscription price of CDN$0.95 per share at any time prior to 5:00 pm (local time in Calgary) on November 10, 2009.

All rights under the 2009 Warrants in respect of which the right of exercise and purchase has not been exercised, cease and terminate after 5:00 pm (local time in Calgary) on November 10, 2009. The 2009 Warrants can be transferred in the form of a transfer endorsement on the warrant certificate or by any form of transfer approved by the Trustee under the 2009 Warrant Indenture. The Company is entitled and may direct the Trustee to refuse to recognize any transfer, or enter the name of any transferee of any 2009 Warrant on the register of holders if such transfer would constitute a violation of the securities laws of any jurisdiction or rules, regulations or policies of any regulatory authority having jurisdiction. The subscription rights in respect of the 2009 Warrants are subject to adjustment as set out in the 2009 Warrant Indenture in certain circumstances, including a subdivision, redivision or change outstanding Common Shares into a greater number of shares, a reduction, combination or consolidation of the outstanding Common Shares into a smaller number of shares; and the issue of Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution. The 2009 Warrants do not confer on the holder any rights to vote at meetings of the shareholders of the Company.

An aggregate of 18,021,429 Warrants ("2012 Warrants") are authorized for issuance under and are governed by the terms of an indenture dated effective March 1, 2007 (the "2012 Warrant Indenture"). The 2012 Warrants expire on March 1, 2012, are exercisable at a price of CDN$0.90 per share and are listed for trading on the TSX under the symbol BNK.Wt. A.

Each 2012 Warrant entitles the holder to acquire one previously unissued Common Share at a subscription price of CDN$0.90 per share at any time prior to 4:30 pm (local time in Calgary) on March 1, 2012.

All rights under the 2012 Warrants in respect of which the right of exercise and purchase has not been exercised, cease and terminate after 4:30 pm (local time in the city of Calgary) on March 1, 2012. The 2012 Warrants can be transferred in the form of a transfer endorsement on the warrant certificate or by any form of transfer approved by the Trustee under the 2012 Warrant Indenture. The Company is entitled and may direct the Trustee to refuse to recognize any transfer, or enter the name of any transferee of any 2012 Warrant on the register of holders if such transfer would constitute a violation of the securities laws of any jurisdiction or rules, regulations or policies of any regulatory authority having jurisdiction. The subscription rights in respect of the 2012 Warrants are subject to adjustment as set out in the 2012 Warrant Indenture in certain circumstances, including a subdivision, redivision or change outstanding Common Shares into a greater number of shares, a reduction, combination or consolidation of the outstanding Common Shares into a smaller number of shares; and the issue of Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution. The 2012 Warrants do not confer on the holder any rights to vote at meetings of the shareholders of the Company.

### *Stock Options*

The Company's stock option plan (the "Plan") permits grants to directors, officers, employees and service providers as additional compensation and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options do not confer on the holder any rights to vote at a meeting of the shareholders of the Company. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Plan, together with all other previously established or amended and restated share compensation arrangements, may not result in:

(a) the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c) the issuance, to any one insider of the Company and such insider's associates, of a number of common shares of the Company exceeding, within a one year period, 5% of the outstanding issue.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Plan, and any exercises of stock options will make new grants available under the Plan.

The exercise price of an option may not be set at less than the closing market price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, other than pursuant to a will or by the laws of descent and distribution. Unvested options shall be immediately exercisable in the event of a take-over bid or change of control, as defined in the Plan. As at March 29, 2007, there are 29,030,000 stock options outstanding under the Plan.

## MARKET FOR SECURITIES

### *Market*

The Common Shares and the 2009 Warrants are listed and trade on the TSX and AIM, under the symbols "BNK" and "BNK.W", respectively. The 2012 Warrants are not admitted to trading on AIM. They are listed on the TSX under the Symbol BNK.Wt.A.

### *Trading Price and Volume – Common Shares*

The following table sets forth the trading price and volume of the Common Shares on the TSX during the most recently completed financial year:

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| December 2006 | 0.66 | 0.64 | 0.65 | 160,800 |
| November 2006 | 0.68 | 0.64 | 0.68 | 227,700 |
| October 2006 | 0.68 | 0.60 | 0.68 | 1,867,428 |
| September 2006 | 0.57 | 0.55 | 0.55 | 164,800 |
| August 2006 | 0.76 | 0.71 | 0.76 | 344,215 |
| July 2006 | 0.77 | 0.74 | 0.77 | 1,064,766 |
| June 2006 | 0.78 | 0.71 | 0.75 | 466,600 |
| May 2006 | 0.99 | 0.96 | 0.98 | 164,750 |
| April 2006 | 1.10 | 1.01 | 1.08 | 1,864,401 |
| March 2006 | 0.98 | 0.91 | 0.93 | 491,050 |
| February 2006 | 1.09 | 1.06 | 1.07 | 1,013,304 |
| January 2006 | 1.21 | 1.16 | 1.18 | 727,320 |

The following table sets forth the trading price and volume of the 2009 Warrants on the TSX for the most recently completed financial year:

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| December 2006 | 0.31 | 0.30 | 0.30 | 399,100 |
| November 2006 | 0.31 | 0.31 | 0.31 | 5,000 |
| October 2006 | 0.31 | 0.30 | 0.30 | 11,000 |
| September 2006 | 0.395 | 0.26 | 0.395 | 9,000 |
| August 2006 | 0.485 | 0.465 | 0.485 | 51,000 |
| July 2006 | 0.42 | 0.395 | 0.42 | 55,700 |
| June 2006 | 0.39 | 0.35 | 0.38 | 57,500 |
| May 2006 | 0.66 | 0.62 | 0.62 | 2,000 |
| April 2006 | 0.62 | 0.54 | 0.60 | 53,700 |
| March 2006 | 0.53 | 0.50 | 0.50 | 5,000 |
| February 2006 | 0.51 | 0.50 | 0.50 | 9,000 |
| January 2006 | 0.60 | 0.59 | 0.59 | 22,000 |

## PRIOR SALES

During the Company's most recently completed fiscal year a total of 9,075,000 stock options were granted having an average exercise price of CDN$1.03.

## ESCROWED SECURITIES

| Designation of Class | Number of Securities Held in Escrow | Percentage of Class |
|---|---|---|
| Common shares | 559,500 | 0.2% |

The escrowed shares are subject to an escrow agreement dated August 21, 1987 (the "Escrow Agreement"). The escrow agent is Pacific Corporate Trust Company. Under the terms of the Escrow Agreement, release of the escrow shares is subject to the policies of the TSX as formulated from time to time.

## DIRECTORS AND OFFICERS

### Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers of the Company (as that term is defined in NI51-102) as of the date of this AIF, with each position and office held in the Company, and the period of service as a director of the Company (if applicable). Each director's term of office expires at the next annual general meeting of shareholders.

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Richard Wadsworth**<br>Alberta, Canada<br>President | President of the Company since June 2004. Business Unit Manager - Albania, Premier Oil Plc, seconded as Technical Director and Project Manager to Anglo-Albanian Petroleum Ltd., August 2001 to May 2004. Operations Engineer, Development Engineer, and Senior Exploitation Engineer and Northern Alberta Heavy Oil Manager, Koch Petroleum Canada, 1995 to 2001. | Not applicable(4) |
| **Robert Cross** (1)(2)(3)<br>British Columbia, Canada<br>Chairman (non-executive), Director | Independent businessman; Executive Chairman, Northern Orion Resources Inc. July 2002 to July 2005 (currently Chairman), other various directorships. Managing Director, Vencourt Capital Inc., 1998 to 2002. | June 4, 2004 |
| **C.S. (Juneyt) Tirmandi**<br>Alberta, Canada<br>Chief Financial Officer | Chief Financial Officer, Bankers, December 2005 to present; Senior Vice-President, Tamarack Capital Advisors Inc., a corporate finance firm, November 2004 to December 2005. President, CST Financial Services Inc, a financial advisory services firm, from February 1994 to November, 2004. | Not Applicable(4) |
| **Victor Redekop**<br>Alberta, Canada<br>Director | President, Simmons Energy Services, a private drilling services company. | June 4, 2004 |
| **Jonathan Harris** (1)(2)(3)<br>London, England<br>Director | Business Consultant, Genet Consulting Ltd. since February 2005. Chief Operating Officer, Tribeka Limited, a software distribution and retail company based in London, England, May 2000 to January 2005. | June 4, 2004 |
| **John B. Zaozirny** (3)<br>Alberta, Canada<br>Director | Counsel, McCarthy Tétrault LLP. Director, 1996 to 2005 Vice-Chairman, of Canaccord Capital Inc. | August 4, 2004 |

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Eric Brown**[(1)(2)]<br>Alberta, Canada<br>Director | Senior Vice-President, Tamarack Capital Advisors Inc. and Partner, Meyers Norris Penny LLP, June 2006 to present; Regional Managing Partner, Alberta Advisory Services, Meyers Norris Penny LLP, March 2002 to May 2006; Partner, Cascadia Ventures Inc. March 1995 to February 2002 | February 16, 2006 |
| **Ford G. Nicholson**<br>British Columbia, Canada<br>Director | President and director Bankers U.S., January 2005 to August 2006. President Kepsi & Pobe Investments Inc., a private investment company since July 2001. | August 11, 2006 |
| **Robert Petryk**<br>Alberta, Canada<br>Vice-President Operations | Vice-President, Operations, Bankers, January 2006 to present. President, Amorak Holdings Ltd., April 2004 to December 2005. President and Chief Executive Officer, Redwood Energy Ltd., September 1999 to April 2004. | Not Applicable |
| **Susan Soprovich**<br>Alberta, Canada<br>Vice-President Investor Relations and Corporate Governance | Vice-President, Investor Relations and Corporate Governance, Bankers, April 2006 to present. Director, Investor Relations, Fording Canadian Coal Trust, August 2004 to March 2006. Director, Investor Relations, Cavell Energy Corporation February 2003 to August 2004. Senior Consultant, GPC International January 2001 to February 2003. | Not Applicable |
| **Wolf Regener**<br>California, U.S.A.<br>Executive Vice-President of the Company and President of Bankers US | Various positions including, Head of land acquisitions, Executive Vice-President and currently President, Bankers US and Executive Vice-President, Bankers, January 2006 to current; Private Consultant, February 2005 to December 2005; Senior Vice-President, Tartan Energy USA Corp (Camarillo), January 2003 to December 2005; President, R&R Resources, LLC (Camarillo), December 1997 to present. | Not Applicable |
| **Suneel Gupta**<br>Alberta, Canada<br>Vice-President of the Company and President of Bankers Albania | Vice-President, Bankers and President, Bankers Albania, August 2006 to present; Director Albania branch of Bankers, June 2004 to August 2006. Production Operations Manager, Anglo Albanian Petroleum Ltd., April 2003 to March 2004. Various engineering roles with Husky Energy Inc., September 2000 to April 2003. | Not Applicable |
| **Eugene Christensen**<br>Alberta, Canada<br>Vice-President, Development | Vice-President Exploitation, Bankers, September 2006 to present; Vice-President Engineering, Flagship Energy Inc., April 2005 to May 2006; President, Blue Raven Consulting Inc., June 1996 to May 2006; Exploitation Manager, Anglo Albanian Petroleum Ltd. July 1998 to December 1999. | Not Applicable |

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Mr. Wadsworth served as a director of the Company from June 4, 2004 to August 11, 2006. Mr. Tirmandi served as a director of the Company from June 24, 2005 to February 16, 2006.

## Control of Securities

As at December 31, 2006, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 66,885,100 common shares of the Company, representing approximately 14.93% of the issued and outstanding common shares of the Company.

## Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

### *Audit Committee*

The Audit Committee consists of Eric Brown (Chair), Robert Cross and Jonathan Harris. The audit committee has primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on, and for reviewing reports from the Company's auditors relating to the Company's accounting and internal controls.

### *Compensation Committee*

The Compensation Committee consists of Jonathan Harris (Chair), Eric Brown and Victor Redekop.

The compensation committee determines overall compensation policies as well as the terms and conditions of service of (including the remuneration) for the President and makes recommendations to the Board concerning the grant of options to officers.

### *Corporate Governance and Nominations Committee*

The Company has established a Corporate Governance and Nominations Committee which consists of Jonathan Harris (Chair), John Zaozirny, and Robert Cross. The corporate governance and nominations committee is responsible for reviewing the procedures in place for ensuring compliance with appropriate standards of corporate governance by the Company. It is also responsible for reviewing the size and composition of the Board and for reviewing candidates nominated as directors.

## Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Robert Cross, a director of the Company, joined the board of Livent Inc. ("Livent") in June 1998 in connection with management changes brought about by a U.S. based investment group. Accounting irregularities were subsequently uncovered, a cease trade order was issued by regulators in August, 1998, and Livent declared bankruptcy in late 1998. Thereafter, various class action suits were filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed and is currently not involved in any legal actions in connection with these proceedings.

Ford Nicholson, a director of the Company, was a director of Sepik Gold Corporation from May 1996 to December 2001. The company did not have adequate funds to complete its 2000 year-end audit and was cease traded in December 2001 at which time Mr. Nicholson resigned from the board of the company.

Bob Petryk was Senior Vice-President, North American Operations, of Fracmaster, Ltd. a company then listed on the TSX and the New York Stock Exchange when it filed for Court protection under the *Companies'*

*Creditors Arrangement Act* (Canada) in 1999. A temporary cease trade order was issued by the Ontario Securities Commission and the company was subsequently de-listed and its assets sold under receivership.

Other than as disclosed above, none of the Company's directors or executive officers or, to the Company's knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

## Conflicts of Interest

Victor Redekop, a director of the Company, is also a principal of a company which provides contract drilling services to Bankers Albania and Bankers US. In addition, certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting and private companies or have significant shareholdings in other reporting and private companies and, to the extent that such other companies may participate in ventures in which Bankers may participate, or contract with Bankers such directors and officers of the Company may have a conflict of interest in negotiating and concluding terms of such ventures or contracts. From time to time, several such companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In such circumstances directors and officers of the Company who are also directors and officers of other companies involved in such a transaction may experience a conflict or potential that could detract from their efforts on behalf of the Company. In the event of an actual or potential conflict of interest, a director who has such a conflict will abstain from voting on the matter and such director will not participate in negotiating and concluding terms of any proposed transaction.

Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company and to disclose any conflict of interest. The Company's Code of Ethics imposes similar obligations on officers and employees. See also "Risk Factors" and "Interest of Management in Material Transactions".

## PROMOTERS

Each of Robert Cross, a director and Chairman of the Company and Ford Nicholson, a director of the Company, may be described as a promoter, as that term is defined under applicable Canadian securities legislation, of the Company or of a subsidiary of the Company, within the three most recently completed fiscal years of the Company. As at March 1, 2007, Mr. Cross beneficially owned or controlled 14,637,500 Common Shares in the capital of the Company (representing approximately 3.3% of the current issued and outstanding shares) and Mr. Nicholson beneficially owned or controlled 15,167,800 Common Shares in the capital of the Company (representing approximately 3.4 of the currently issued and outstanding shares). Mr. Cross receives fees as a director of the Company and has been granted an aggregate of 2,750,000 stock options for services as such. A company controlled by Mr. Nicholson has received US$10,000 per month for consulting services provided to the Company since July 2004. Mr. Nicholson has also been granted an aggregate of 2,750,000 stock options.

## AUDIT COMMITTEE INFORMATION

### Audit Committee Mandate

The Company's Audit Committee has a charter in the form attached to this AIF as Schedule "A".

### Composition of the Audit Committee

The Audit Committee consists of three directors, namely Eric Brown (Chair), Robert Cross and Jonathan Harris. All of the members of the Audit Committee are independent and financially literate within the meaning of Multilateral Instrument 52-110.

### Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

*Eric Brown (Chair)*

Mr. Brown is a Chartered Accountant with several years experience as a director of both private and public Canadian companies. He has served on public company audit committees in the past. Eric possesses over 25 years experience in the financial services industry.

*Robert Cross*

Mr. Cross has more than 15 years of experience in the international resource equity markets. He was formerly CEO of Yorkton Securities Inc. and Partner - Investment Banking of Gordon Capital Corporation. Mr. Cross received his Engineering degree from the University of Waterloo, Ontario (1982) and an MBA from the Harvard Business School (1987).

*Jonathan Harris*

Mr. Harris holds a degree in Chemical Engineering and an MBA from the London Business School. He has over 20 years experience in a senior management capacity with various companies.

## Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2005 has the Issuer relied on an exemption in Section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), Section 3.2 of MI 52-110 (*Initial Public Offerings*), Section 3.3(2) of MI 52-110 (*Controlled Companies*), Section 3.4 of MI 52-110 (*Events Outside Control of Member*), Section 3.5 of MI 52-110 (*Death, Disability or Resignation of Audit Committee Member*) or Section 3.6 of MI 52-110 (*Temporary Exemption for Limited and Exceptional Circumstances*), on an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (*Exemptions*) or on Section 3.9 of MI 52-110 (*Acquisition of Financial Literacy*).

## Audit Committee Oversight

At no time since the commencement of the year ended December 31, 2006 was a recommendation of the audit committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Issuer.

## Pre-Approval Policies and Procedure

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter.

## External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors in the 12 months ended December 31, 2005 and 2006 are as follows:

| | **Audit Fees** | **Audit Related Fees**(1) | **Tax Fees**(2) | **All Other Fees** |
|---|---|---|---|---|
| 2006 | $100,000 | $97,767 | $4,766 | $Nil |
| 2005 | $120,000 | $360,550 | $13,734 | $Nil |

Notes:
(1) 2006 – Quarterly reviews - $38,870; Involvement with securities offering - $45,050
(2) 2005 – Quarterly reviews - $89,700; Involvement with securities offering - $10,950; AIM Admission - $259,900
(3) Assistance in tax return preparation

# LEGAL PROCEEDINGS

The Company and its properties are not subject to any legal proceedings, nor are any proceedings known to be contemplated that involves a claim for damages that exceeds 10% of the current assets of the Company.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

A finder's fee of 400,000 shares was paid to Wolf E. Regener in connection with the acquisition of leases in the Palo Duro Basin of West Texas, prior to Mr. Regener's appointment as an officer of the Company's U.S. subsidiaries. A Company controlled by Mr. Regener also holds a prior 0.5% gross overriding royalty interest in certain of the Palo Duro Basin leases. James Hill, Vice President Exploration of Bankers US also holds a 0.5% gross overriding royalty interest in certain of the Palo Duro Basin leases, acquired before he became an officer.

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a director of the Company, is a principal shareholder and officer of this company. During the years ended December 31, 2004, December 31, 2005 and December 31, 2006 $1,113,595, $4,369,757 and $9,435,485 respectively were paid to the company for services provided. These services can be terminated upon 60 days notice at the election of Bankers.

In connection with a private placement of units by the Company in July 2004, the independent directors of the Company approved the purchase by a director of the Company of 1,925,000 units on the same terms as arm's length investors.

John Zaozirny, a director of the Company, is also a director of Canaccord Capital Inc., the parent of Canaccord Capital Corporation ("Canaccord") which acted as co-Agent in connection with a brokered private placement of units completed by the Company in November, 2004, as lead underwriter in connection with a further private placement of common shares by the Company in March, 2005, and as lead underwriter in connection with the public offering of common shares by the Company in March 2006, and a further public offering of units of the Company in March 2007. Canaccord received a cash commission on the gross proceeds it raised in connection with each private placement, public offering and compensation options in connection with the November, 2004 private placement. Mr. Zaozirny did not receive any direct benefit from the compensation paid to Canaccord, did not participate in any negotiations in respect of the financings and abstained from all discussion and voting on the transactions.

During fiscal 2004 the Company sold the shares of Grand Technologies to Goldcorp in consideration for $2,000,000. (See "Summary Description of the Business – Three Year History".) At the time of the transaction, Goldcorp held approximately 92% of the issued and outstanding common shares of the Company and as such, the sale was a related party transaction. An independent valuation, commissioned by an independent committee of directors of the Company, was performed. Based, among other things, on the independent valuation, the independent committee recommended that the Board enter into the Agreement and the transaction was subsequently approved at a special meeting of the Company's shareholders.

Except as disclosed in this AIF, to the knowledge of the Company no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

## TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. and the trustee and warrant agent for the 2009 Warrants and the 2012 Warrants is Computershare Trust Company of Canada, both located at 600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8.

## MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

The Canadian Securities Administrators have published for comment a description of types of contracts that they propose be deemed to be excluded from the description "contracts entered into in the ordinary course of business". If the proposed exclusion were applied, the following contracts of the Group would be considered not to be "contracts in the ordinary course of business":

1. License Agreement described under "Summary Description of Business" and "Narrative Description of Business – Description of Properties – Albania".

2. Petroleum Agreement described under "Summary Description of Business" and "Narrative Description of Business – Description of Properties – Albania".

3. Purchase and Sale Agreement dated April 20, 2006 between Bankers US, Bankers and Vintage Petroleum LLC described under "Summary Description of Business – Three Year History".

4. Crude Oil Marketing Agreement between Bankers Albania and Armo Sh.A. described under "Narrative Description of Business – Description of Properties – Albania".

5. Crude Oil Sales Agreement between Bankers Albania and Alma Petroli SPA dated February 20, 2006 described under "Narrative Description of Business – Description of Properties – Albania".

## INTERESTS OF EXPERTS

### Names of Experts

APA Petroleum Engineering Inc. prepared the report titled "Patos Marinza Heavy Oilfield 2006 Reserves Evaluation" dated March 28, 2007, with an effective date of December 31, 2006.

### Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", at the time of preparing the applicable statement or report, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

**Auditors**

KPMG LLP Chartered Accountants, of 2700, 205 – 5th Avenue SW, Calgary, AB T2P 4B9, is the independent auditor of the Company.

On June 5, 2006, the Company changed its auditor from Deloitte & Touche LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, to KPMG LLP. Deloitte & Touche LLP has advised the Company that, during the period in which it served as the auditors of Bankers, it was independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. KPMG LLP has advised the Company that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

## ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2006.

March 29, 2007

## SCHEDULE "A" - AUDIT COMMITTEE CHARTER

I. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

II. Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1. Review and update this Charter annually.

2. Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

**External Auditors**

3. Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

4. Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

5. Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

6. Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7. Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8. At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

9. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10. Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11. Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

**Financial Reporting Processes**

12. In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

13. Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

14. Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

15. Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18. Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19. Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

20. Review certification process.

21. Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

**Other**

22. Review any related-party transactions.

V. Annual Work Plan

| | Spring | Fall |
|---|---|---|
| Review audit plan and year-end statements template | ☐ | ☐ |
| Review accounting systems and procedures | ☐ | ☐ |
| Review auditors' letter of recommendation | ☐ | ☐ |
| Review financial and accounting human resources | ☐ | ☐ |
| Review Committee's charter and membership | ☐ | ☐ |
| Review and recommend year-end financial statements | ☐ | ☐ |
| Review MD&A | ☐ | ☐ |
| Review external auditors' work, independence and fees | ☐ | ☐ |
| Recommend auditors for the ensuing year | ☐ | ☐ |
| Review and reassess the adequacy of the Code of Ethics for Financial Reporting Officers | ☐ | ☐ |
| Review any proposed prospectus filings or similar filings | | |

This Audit Committee Charter was adopted by the Board of Directors of the Company on the 29th day of June, 2005.

By order of the Board of Directors

**BANKERS PETROLEUM LTD.**

Form 52-109F1 – Certification of Annual Filings – CEO, filed March 30, 2007

# Annual Certificate

## *Form 52-109F1 – Certification of Annual Filings*

I, **Richard Wadsworth**, the President of Bankers Petroleum Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2006

*"Richard Wadsworth"*

Richard Wadsworth
President

Form 52-109F1 – Certification of Annual Filings – CFO, filed March 30, 2007

## Annual Certificate

### *Form 52-109F1 – Certification of Annual Filings*

I, **C.S. (Juneyt) Tirmandi**, the Chief Financial Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2006

*"C.S. (Juneyt) Tirmandi"*

C.S. (Juneyt) Tirmandi
Chief Financial Officer

Annual Report, filed March 30, 2007

origjinal



Bankers
PETROLEUM LTD.

2006 FINANCIAL REVIEW

CONTENTS

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. The Company is targeting growth in production and reserves through utilization of its technical capability and entrepreneurial approach with a particular focus on international heavy oil prospects and natural gas from its large undeveloped land base of unconventional shale plays.

The Company operates in two distinct international areas, Albania and the United States, through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc.

In Albania, Bankers operates in the Patos Marinza heavy oilfield, which is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in place. The Company has a 25 year license to develop and receive 100% of the benefit of all production from the Patos Marinza heavy oil project. Since acquisition in mid-2004, Bankers has increased production more than sevenfold from 600 bopd to exiting 2006 at over 4,400 bopd.

In the United States, Bankers holds an average 75% working interest in approximately one-half million net acres in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. They are located in four distinct basins that are considered to be prospective for natural gas: the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachian basin in New York.

Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

## 2006 HIGHLIGHTS

- Average production increased 107% to 3,490 bopd from 1,687 bopd in 2005
- Crude oil revenues rose to $31.6 million from $13.7 million a year ago, an increase of 130%
- Net operating income increased 236% to $13.1 million from $3.9 million in 2005
- Four shale gas prospects were acquired in the Northern and Central regions of the Unites States, significantly increasing U.S. undeveloped acreage
- A $20.0 million debt facility was closed late in the year with Raiffeisen Bank Sh.A in Albania
- An equity financing of 50 million common shares on a bought deal basis was closed in March for net proceeds of $40.5 million

**Albania**

- In February, an export sales contract with an Italian refinery was entered into for monthly crude oil exports
- The Company's Plan of Development for the Patos Marinza heavy oil field was approved by the Albanian authorities
- Operating expenses declined 20% to $10.08 per barrel from $12.56 per barrel in 2005, contributing significantly to the increase in netbacks
- A scoping study for an Enhanced Oil Recovery project was initiated to evaluate the ability to further increase crude oil recovery

**United States**

- In Texas, the Company drilled three wells during 2006 and fracture stimulated a pre-existing well, two of which are currently suspended pending further completions
- Subsequent fracture stimulation of the Misener #1 well resulted in oil production at low rates
- In Oklahoma, Bankers drilled its first well in Carter/ Johnson Counties, the Nickel Hill #1-26, and successfully fracture stimulated it, resulting in a stabilized rate of 470 mcf of natural gas per day
- A second well was drilled in Hughes County, Oklahoma, which successfully encountered Woodford shale and is in the process of being fracture stimulated and tested
- In New York, Bankers is in the process of drilling and setting intermediate casing on three wells to just above the Company's main objective, the Trenton-Black River formations

CORPORATE STRATEGY


PRODUCTION OIL
Primary (field take-over)
Primary (Exit)
Primary
2004
2006
Development
2008-2010
2010+
Growth
* INTERNATIONAL OR OTHER FIELDS
PRODUCTION GAS
Production test
Other basins
2006
2007
Exploration
Growth
RESOURCES
P+P net reserves
Albania - Primary
Albania - Enhanced/Secondary
Development
U.S.
Other International Opportunities
Growth
MARKETS
Local
Export/Regional
2006
Other Customers - heavy oil, asphalt
Sales
Future Downstream Integration - upgrade crude
Other Customers - synthetic crude
Growth

Bankers' strategy is focused on accessing the potential of unconventional oil and gas assets that have long-life reserves with production growth capability. Employing its knowledge base and technical expertise, the Company is working to optimize its existing assets while pursuing new opportunities with upside potential that compliment its current portfolio of resources, creating long-term value for shareholders.

This focus, combined with the addition of new high value international prospects and potential upstream/downstream integration opportunities that fit with the Company's strengths, create an integrated strategy for the future. A strategy focused on profitable growth in production, reserves, cash flow and net asset value over the long-term.

In pursuing its heavy oil growth strategy, Bankers is focused on accessing the heavy oil upside from the Patos Marinza oilfield in Albania through primary and enhanced recovery techniques, as well as identifying and integrating other potential opportunities to increase overall value. **Bankers' goal is to reach 10,000 to 15,000 bopd from primary recovery techniques by 2010.**

In the U.S., Bankers' strategy is focused on exploring and developing the potential of the undeveloped acreage in its four shale gas plays in Texas, Oklahoma, New York, and Alabama/Mississippi. **Bankers' goal is to define and execute a commercial development program for a project by year-end, obtaining a natural gas production rate of approximately four mmcf/d, and in the long-term, become a major player in the U.S. unconventional resource plays.**

## PRESIDENT'S MESSAGE TO SHAREHOLDERS

The past year has been a year of growth for Bankers, forming integral elements for our long term strategy and success. It's my pleasure to report on 2006, and relay not only our achievements, but our plans for the future as we unlock the potential from our assets.

In a relatively short time we have compiled a portfolio of long life, large resource plays that represent significant upside to the Company and its shareholders. Assets of this magnitude and potential are unusual in a junior company, and are something that sets us apart.

### The Right Materials for the Future

Our international heavy oil play in Albania is the largest heavy oil field in continental Europe with an estimated two billion barrels of original oil in place. In 2005, we were focused on proving our credibility and ability to execute operationally in the country – and we achieved this by progressing one step at a time through a testing period and then obtaining the approval of our Plan of Development in 2006. This allowed us to commence our development program in the past year as we began to take over consolidated areas of wells and increase production, delivering on our promise to show quarter on quarter production growth. Now we're entering into the next phase of our strategy in Albania – identifying methods to further increase total recoverable oil from this field while increasing production and optimising operations.

In the United States, we've gathered a large undeveloped acreage position for natural gas in five shale basins, which provides our investors with exposure to high impact opportunities. We've started exploratory work in four basins, recognizing that a key step will be to understand the science underlying each basin in order to economically produce the hydrocarbons. The diversity of these various basins is a positive factor for our development timelines.

In Texas, we have always maintained that the Palo Duro basin is an under explored, unproven shale gas basin that requires a methodical scientific approach to unlock the large potential resource. We know hydrocarbons are present and have built the predominant land position here to capitalise on success once the science of producing this shale is determined. We recognize that it will take some substantial work to get to a development phase. The results of a few wells will not make or break a shale play, and more will be required.

Meanwhile, our ownership in the other shale basins, such as Oklahoma and New York, provide an opportunity that we believe can be developed in a shorter time frame, as they have established shale production of significant size. In these basins we can capitalise on others' experience in order to explore and test with more efficiency and less uncertainty, thereby obtaining quicker results with earlier development programs. For example, we expect that our recent success in Oklahoma will result in first natural gas production being tied-in this summer, while designs are underway for a horizontal well and a subsequent development program.

### 2006 – Building a Platform for Growth

It's been an active year for Bankers, one which was focused on putting the pieces in place and laying the groundwork for our future growth plans. It was also about building our credibility internationally as both a capable operator and a prudent company.

We've made significant accomplishments in a short period of time; over the past year we completed the first part of our long-term strategy by building a substantial portfolio of assets in Albania and the U.S. In 2006, we:

- Doubled our average production through the successful execution of the Plan of Development in Albania;
- Received approval of our Plan of Development from the Albanian authorities, and began to take over blocks of wells;
- Increased netbacks largely through the effective management of operating costs as well as higher sales prices;
- Expanded our export heavy oil sales;
- Doubled our undeveloped U.S. acreage through the acquisition of Vintage's unconventional shale gas holdings, providing diversity and mitigating exploration risk in our U.S. assets;
- Initiated drilling in four basins to test the shale formations and identify hydrocarbon opportunities;
- Met our 2006 year end target to discover natural gas in one of our basins through our Oklahoma discovery well, leading to plans to tie this well in this summer and a subsequent development plan for the area later this year; and
- Continued to build our teams in both Albania and the US, ensuring we have the necessary intellectual capital to succeed.

We made substantial investments for our future in 2006, resulting in a Company that is well positioned for future growth.

### An Unconventional Attitude

One question I often get on the road when talking to investors is "why Albania and the U.S.? How do they fit together?" This isn't something that is easily observable, but there is a strategic rationale behind our asset portfolio. We view Albania and the U.S. as complementary, providing a balance of risk and diversity through the same investment portfolio.

As a company we wanted to have a balance among our resource play assets: at least one asset under development with production and cash flow growth to mitigate risk from commodity cycles. Secondly, we desired an asset that provides exploration upside and high impact possibilities. Once the technical keys to unlocking these resources are discovered, resource plays can be characterised as having the risk moved from one of exploration and finding to one of execution and manufacturing. This leads to long life reserves with strong production and cash flow growth opportunities, providing an advantage to our shareholders and value creation over the long run.

In addition, playing in the unconventional arena makes sense for us. This is where we have our technical and operational expertise – heavy oil and shale gas – and where we believe the best growth opportunities exist. Critical to ones success is getting in early, which we have accomplished in both of our Albanian and U.S. assets. The costs of entry has risen significantly over the past couple of years and makes it difficult for junior oil and gas companies to replicate our asset base.

The ability to recognize an opportunity early requires foresight and vision. This will continue to be a part of our strategy as we examine new opportunities: to identify unconventional resource plays prior to them 'taking off' and execute the manufacturing process in order to capitalise on the upside potential.

The challenge for Bankers with these unconventional resource plays is that it takes a longer time frame to realize full potential and value. These types of investments are not the typical hit or miss scenario of conventional exploration as they require science and perseverance over a longer period of time. In addition, managing expectations and cash flow are important. As a result, our focus is on long-term growth and both the Company and shareholders need to have vision and patience to see it through the development phase.

**Growing Strategically**

Our vision is to become an integrated mid-sized international unconventional oil and gas company in the next five to ten years. Our strategy will guide our future plans as we move forward through our next phases of growth.

I'm very excited about the upcoming year. 2007 will see a whirlwind of activity whereby the underlying value and upside potential of our assets will be realized through the many initiatives we're undertaking. Our plans have clear milestones, and we're committed to meeting these targets as we have in 2006. This will be a year of proving up the foundation we've built and continuing growth, one step at a time.

Our immediate goal in Albania is to increase production by roughly 2,000 bopd to exit the year over 6,000 bopd. In the long-term, we want to increase heavy oil production to 10 – 15,000 bopd by 2010 through primary recovery techniques. We are also moving forward on other initiatives that can provide growth beyond our current plans, whether that is growth in production, netbacks, cash flow or increasing the field's recoverable reserves. Three critical initiatives include: enhanced oil recovery (EOR) pilot wells to commence this summer; a review and possible acquisition of Albania's refineries as recently announced to undergo privatization by the government; and further studies and engineering to follow up on potential secondary waterflood development, horizontal wells and an expanded EOR pilot.

In the U.S. we will continue to explore and develop the potential of our undeveloped acreage as we move Oklahoma towards commercial development. We plan to define and execute a commercial development program in Carter and Johnston Counties this year, subject to results from our 3D seismic and a horizontal well throughout the next quarter. Our target is to obtain a natural gas production rate of approximately four mmcf/d by year-end. Over the long-term, these assets represent a huge potential in shale gas and our goal is to become a major player in U.S. unconventional resource plays.

While these two assets provide sufficient potential for our overall vision, we're not limiting our plan as you see them today. We will continue to review international, unconventional resource opportunities, provided they fit our strategy for large potential, low risk, early stage delineation to development.

**Factors in Our Success**

We have all the tools required to build on the foundation for future growth. International experience, knowledge and technical expertise are a comparative advantage to effectively meet the technical challenges of an unconventional resource play and to extend opportunities elsewhere. At Bankers, we have a core strength that lies in the ability of our employees to create value from our asset base; leveraging technical strengths and focusing on a close monitoring of costs, execution of projects and a solid manufacturing and repeatability process. The dedication of the management team and employees have been key to the achievements and success over 2006, and will continue to be so in the future.

In addition, we leverage our relationships with other U.S. shale gas industry players, learning from others and shortening our learning curve. Our entrepreneurial attitude allows us to consider opportunities as they appear, and react to changing variables in the implementation of our strategy.

Of course, the success of our future is only possible if there is proper stewardship and a strong overall vision of sustainability as defined by a strong economy, a healthy environment and community well-being. We have a strong commitment to the countries in which we work and their people, raising the lifestyle of employees and contributing to local communities. In Albania, we are dedicated to contributing to its future and operating to international safety and environmental standards.

We're proud of our record of delivering for our communities and our shared environment. In past two years, we've made a significant difference to the environment through the reclamation activities in Albania, and have contributed to community and charitable initiatives.

Underlying our perspective as a company is a fundamental belief in corporate governance excellence, full and fair disclosure and a high level of ethics. This carries through all levels and geographic jurisdictions in the Company.

**Looking Forward**

I'm excited about our growth prospects and our ability to deliver on additional opportunities in 2007. While the market hasn't always recognized the value of our actions and accomplishments, we believe that we are well positioned to enter into the next phase of growth and successfully build value for our shareholders. We are a team with big dreams and great potential – this will not happen overnight, but we're confident of what we can become over the long-term.

Not only do we have a solid development in Albania with continued growth in production and cash flow, but a project with significant upside to increase reserves. Additionally, we have a large United States shale gas undeveloped land position. This allows us to present our shareholders with significant exploration and resource upside, providing them with potential multiples on investment. There are many challenges ahead, and we're prepared to successfully tackle them.

I'd like to relate a story that truly exemplified the attitude that permeates through the Company. In Albania, soccer is a passion, which carries through to many of our employees. When at our offices in Fier, I am often involved in a friendly game – and it is intense: all in, no holds barred, a fierce competitiveness while keeping the spirit of having fun, and ultimately, passion to win. This is how we view our future – committed to giving everything we have and doing what it takes to succeed.

In conclusion, Bankers will continue to focus on unconventional resource plays in heavy oil and shale natural gas. We have the pieces in place – the vision, technical experience, knowledge and a strong balance between development and exploration opportunities – to maximize the long term value of our strategy and create value for our shareholders.

I'm grateful to our employees for the continued commitment and hard work they have shown and to the Board for their guidance and counsel. Bankers' future potential is made possible by the dedication and commitment of the management team and employees, and the continued support of our shareholders. We wish you the best in 2007, and look forward to reporting on our activities throughout the year.

On behalf of the Board of Directors,

Richard Wadsworth
President

March 29, 2007

## MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd's (Bankers or the Company) operating and financial results for the year ended December 31, 2006, compared to the preceding two year periods, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, together with the notes related thereto. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. *All dollar values are expressed in U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles (GAAP).*

This report is prepared as of March 29, 2007.

### NON-GAAP MEASURES

Funds from operations is a non-GAAP measure that represents cash provided by (used in) operating activities, as per consolidated statements of cash flows, before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the funds necessary for future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may","will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others, general risks and uncertainties associated with exploration, development, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## BUSINESS PROFILE

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. The Company is targeting growth in production and reserves through utilization of its technical capability and entrepreneurial approach with a particular focus on international heavy oil prospects and natural gas from its large undeveloped land base of unconventional shale plays.

The Company operates in two distinct international areas, Albania (located northwest of Greece in South Eastern Europe) and the United States, through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc. All of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates in the Patos Marinza heavy oilfield pursuant to a license agreement with AKBN, the Albanian National Petroleum Agency and a Petroleum Agreement with Albpetrol Sh.A (Albpetrol), the state owned oil and gas corporation. The Company has a 25 year license to develop and receive 100% of the benefit of all production from the

Patos Marinza heavy oil project which is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in place.

In the United States, Bankers holds an average 75% working interest in an aggregate of approximately one-half million net acres in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas: the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachian basin in New York.

**OVERVIEW**

| Results at a Glance | 2006 | 2005 | 2004 |
|---|---|---|---|
| FINANCIAL ($000s, except as noted) | | | |
| Oil and gas revenue | 31,586 | 13,709 | 3,483 |
| Net operating income | 13,111 | 3,921 | 1,320 |
| Loss for the year | (1,561) | (3,498) | (1,217) |
| Funds from (used in) operations | 8,512 | (171) | (512) |
| Additions to property, plant and equipment | 67,727 | 35,048 | 4,914 |
| Total assets | 138,030 | 56,846 | 23,072 |
| Term loan (including current portion) | 2,000 | - | - |
| Total long-term liabilities | 6,594 | 282 | 101 |
| Shareholders' equity | 115,170 | 50,798 | 20,626 |
| OPERATING | | | |
| Average daily production (bopd) | 3,490 | 1,687 | 1,066 |
| Average sales volume (bopd) | 3,392 | 1,668 | 945 |
| Average price ($/barrel) | 25.51 | 22.52 | 22.30 |
| Netback ($/barrel) | 10.59 | 6.44 | 8.45 |


Oil & Gas Revenue
(millions)
$35
$30
$25
$20
$15
$10
$5
0
2004
2005
2006


Net Operating Income
(millions)
$15
$12
$9
$6
$3
0
2004
2005
2006


Average Daily Production
(BOPD)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006


Shareholders Equity
(millions)
$120
$100
$80
$60
$40
$20
0
2004
2005
2006

In 2006, the Company continued to increase its production, revenue and funds from operations through well re-activations in Albania. The active well count increased to 122 at the end of 2006 from 67 in 2005 and 34 in 2004.

Average oil price increased to $25.51 per barrel from $22.52 per barrel in 2005 and $22.30 per barrel in 2004. The increase in 2006 was primarily related to the commencement of regular crude oil exports at prices higher than those received domestically. Net back per barrel improved to $10.59 in 2006 from $6.44 in 2005 and $8.45 in 2004. The improvement was a result of higher oil prices as well as the 20% reduction in the unit operating costs from $12.55 per barrel in 2005 to $10.08 per barrel in 2006.

Capital expenditures increased to $67.7 million in 2006 from $35.0 million in 2005 and $4.9 million in 2004. In Albania, capital expenditures were $37.5 million in 2006 compared to $19.7 million a year ago as a result of an accelerated program designed to meet the Plan of Development targets. In the U.S., capital expenditures doubled to $30.2 million compared to a year ago, primarily as a result of the acquisition of new shale prospects and increased drilling activities in the Palo Duro basin.

Shareholders' equity increased to $115.2 million from $50.8 million in 2005 and $20.6 million in 2004. In late 2006, the Company arranged a $20.0 million debt facility with a financial institution in Albania. Approximately $6.7 million of the loan was drawn down at year-end.

## Highlights

2006 was a year of significant achievements for Bankers both in Albania and the United States. The highlights of the year are as follows:

- Average production increased 107% to 3,490 bopd from 1,687 bopd in 2005. The exit production in December 2006 was 4,406 bopd.
- Crude oil revenues rose to $31.6 million from $13.7 million a year ago, an increase of 130%.
- Net operating income increased 236% to $13.1 million from $3.9 million in 2005.
- Four shale gas prospects in the Northern and Central regions of the United States were acquired from Vintage Petroleum LLC for a total consideration of $30.0 million of which $20.0 million was satisfied through the issuance of 26 million shares. Upon completion of the transaction, the Company paid $1.0 million in cash and transferred approximately 30,000 net acres to third parties to settle competing claims in respect of some the acquired acreage.
- A $20.0 million debt facility was closed late in the year with Raiffeisen Bank Sh.A in Albania. The debt facility comprises a $15.0 million term loan payable over five years and $5.0 million operating line of credit.
- An equity financing of 50 million common shares on a bought deal basis was closed in March for net proceeds of $40.5 million.

### Albania

- In February, an export sales contract with an Italian refinery was entered into for monthly crude oil exports. During the year, Bankers exported 32% of its production at an average price of $30.86 per barrel.
- The Company's Plan of Development for the Patos Marinza heavy oil field was approved by the Albanian authorities. This approval allows Bankers to take-over the remaining wells in the field on a defined basis and produce and sell oil under Albpetrol's existing license for a period of 25 years with an option to extend at Bankers' discretion for further five year increments.
- Operating expenses declined 20% to $10.08 per barrel from $12.56 per barrel in 2005, contributing significantly to the increase in netbacks.
- A scoping study for an Enhanced Oil Recovery (EOR) project in the Patos Marinza field was initiated to evaluate the ability to further increase crude oil recovery in the field.

### United States

- In Texas, the Company drilled the Misener #1, Jones #1 and Stansell #1 wells during 2006, two of which are currently suspended pending further completions.
  - Subsequent fracture stimulation of the Misener #1 well resulted in oil production at low rates.
  - The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.
- In Oklahoma, Bankers drilled its first well, Nickel Hill #1-26, and successfully fracture stimulated it prior to the end of the year. The vertical well had a stabilized rate of 470 mcf of natural gas per day along with six barrels per day of condensate, encountering a net thickness of 330 feet of Woodford shale and 222 billion cubic feet of original gas in place per section. The well is presently shut-in, awaiting pipeline hookup.
  - Bankers also drilled the Lake Holdenville #35-1 well, which encountered Woodford shale of a net thickness of 160 feet and 63 billion cubic feet of original gas in place per section. The well is in the process of being fracture stimulated and tested.
- In New York, Bankers is in the process of drilling and setting intermediate casing on three wells to just above the Company's main objective, the Trenton-Black River formations. The intermediate hole was drilled and cased for the Butler Creek well

in 2006, the South Mill Pond well in early 2007, and the third well, Legasse Road, will be drilled and cased to intermediate hole after the winter season.

**GROWTH STRATEGY**

Bankers' strategy is focused on unconventional oil and gas assets that have long-life reserves with production growth potential. Employing its knowledge base and operational expertise, the Company is working to optimize its existing assets while pursuing new opportunities with upside potential that compliment its current portfolio of resources, creating long-term value for shareholders. This will be accomplished through the attainment of its main objectives: to increase production, reserves, cash flow and net asset value through the optimization of its portfolio of assets.

Bankers' strategic priorities are to:

- Increase reserves and production;
- Control costs through efficient management of operations, taking advantage of economies of scale;
- Pursue new technology applications to improve operations and assist exploration endeavours;
- Explore undeveloped acreage to identify and create development opportunities;
- Maintain a culture that promotes integrity;
- Leverage relationships and knowledge base;
- Maintain a strong focus on employee, contractor and community health and safety;
- Provide economic benefits to communities in which its operates;
- Managing environmental and social performance to minimize ecological impacts and ensure continued stakeholder support; and
- Maintain a strong balance sheet by controlling debt and managing capital expenditures.

In pursuing the long-term growth strategy, Bankers is focused on accessing the heavy oil upside from its Albanian assets, which includes the effective implementation of the Patos Marinza development plan as well as identifying EOR techniques to increase the field's recoverable reserves. The effective takeover and redevelopment of existing wells from Albpetrol continues to increase production, averaging annual production growth of approximately 2,000 bopd since the take-over of the field. This is in line with Bankers' goal of reaching 10,000 to 15,000 bopd from primary recovery techniques by 2010. In addition, the Company's strategy involves identifying and integrating other potential opportunities in Albania to increase overall value.

In the U.S., Bankers' strategy is focused on exploring and developing the potential of the undeveloped acreage in its four shale gas plays in Texas, Oklahoma, New York, and Alabama/Mississippi. The total net acreage holdings in unconventional gas plays strengthen and diversify the Company's land positions in areas that exhibit strong potential for shale and tight sand production. Bankers' goal is to define and execute a commercial development program for a project by year-end, obtaining a natural gas production rate of approximately four mmcf/d, and, in the long-term, become a major player in U.S. unconventional resource plays.

Bankers takes a methodical approach to exploration, utilizing solid engineering and science to fully understand the manufacturing process that is required to economically produce from shale formations. In addition, it leverages the knowledge and relationships of other U.S. shale gas industry players. Thus, the Company will be better able to identify shale opportunities as well as potential upside from secondary oil and gas targets.

### Key Performance Indicators

Key performance indicators relate to those factors that Bankers can directly affect, and are indicators of the Company's ability to provide long-term value to its shareholders. They include optimizing the cost of operations over time and improving exploration and development performance and operations through technology and best practices. Key measurements include operating costs, production volumes and safety performance. These key performance indicators are continuously reviewed and monitored.

In addition, strengthening relationships with employees, governments, communities and other stakeholders are important aspects of the business for Bankers. The effective management of these relationships allows the Company to tap into new growth opportunities and efficiently develop operations for the future.

### CAPABILITY TO DELIVER RESULTS

Activity in the oil and gas industry is subject to a range of external factors that are difficult to actively manage, including commodity prices, resource demand, environmental regulations and climate conditions. Bankers gives significant consideration to these factors and backs up its strategy by employing and positioning all necessary resources to deliver on its goals and commitment to increase value for shareholders. The Company focuses its capital on opportunities that provide the potential for the best returns. A comprehensive insurance policy is in place to help safeguard its assets, operations and employees. Relationships with stakeholders and key partners are carefully cultivated to assist in the Company's future development and growth. The experienced management team and employees work together to ensure that the Company can fulfill its commitment to deliver.

### INDUSTRY & ECONOMIC FACTORS

Commodity price and foreign exchange benchmarks for the past two years are as follows:

| | 2006 | 2005 | % |
|---|---|---|---|
| Dated Brent average oil price ($ per barrel) | 65.14 | 55.19 | 18 |
| U.S./ Canadian dollar year-end exchange rate | 1.1530 | 1.1656 | (2) |
| U.S./ Canadian dollar average exchange rate | 1.1344 | 1.2083 | (7) |

World crude oil prices fluctuated significantly in 2006, topping over $78.00 per barrel in July 2006 before settling in between $55.00 to $60.00 per barrel by year-end. The rise in oil prices during the first half of the year could be attributed to political events such as North Korean and Iranian nuclear programs, Israel-Lebanon war and supply disruptions in Nigeria related to insurgency as well as low storage levels in the United States. A benign hurricane season, fears of a slowing U.S. economy lowering demand for oil and ease of political tensions around the world resulted in a sharp decline in prices during the second half of 2006.

Bankers was partially sheltered from the effects of these fluctuations in domestic sales to the Albanian Refining and Marketing Organization, Armo Sh.A (Armo). The price per barrel received by the Company under its contract with Armo is determined by reference to the price of the Brent crude with caps and collars. The cap for 2006 was $36.75 for Brent which resulted in the maximum price of $23.85 per barrel for the Company.

The price per barrel received by the Company in 2006 under its export contract was originally tied directly to the Brent crude. This formula was amended mid-year; under the new formula, the price is determined by reference to the products refined from the Company's crude, which is weighted heavily to fuel oil and bitumen. The mild weather in late fall and early winter resulted in lower fuel oil demand. Therefore, the drop in fuel oil prices were more steep than the decline in the Brent crude. As a result, the Company's export price declined by the end of the year.

The appreciation of the Canadian dollar against its U.S. counterpart continued during 2006. This is largely as a result of concerns over U.S. current account deficits and the strength in the Canadian economy, which was fuelled by high commodity prices.

The fluctuations in the Canadian exchange rate affect the Company's Canadian dollar denominated head office overhead. The fluctuations also impact the Canadian dollar denominated short-term investments. The rise of the Canadian dollar during the spring and summer months shortly after Bankers raised funds in an equity financing was largely responsible for a foreign exchange gain of $660,000 in 2006.

## RESULTS OF OPERATIONS

### Production and Revenue

| | 2006 | 2005 | % |
|---|---|---|---|
| Average daily production (bopd) | 3,490 | 1,687 | 107 |
| Average sales volume (bopd) | 3,392 | 1,668 | 103 |
| Average price ($/barrel) | 25.51 | 22.52 | 13 |
| Oil and gas revenue ($000) | 31,586 | 13,709 | 130 |

During 2006, production continued to increase as more wells were re-activated in Albania, bringing the active well count to 122 from 67 in the preceding year. Total wells taken over in the field amount to 211, of which approximately one-half of the shut-in wells are waiting for workovers or service. Average production increased 107% to 3,490 bopd from 1,687 bopd for the preceding year. The exit production rate was approximately 4,406 at year-end 2006.


Average Daily Production
(BOPD)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006


Average Price
($/barrel)
$30
$25
$20
$15
$10
$5
0
2005
2006


Oil and Gas Revenue
(millions)
$35
$30
$25
$20
$15
$10
$5
0
2005
2006

Bankers sold 68% of its crude domestically to Armo at an average price of $23.70 per barrel during the year compared to $22.52 per barrel in 2005. The modest improvement resulted from an increase in the price cap included in the Company's contract with Armo from $35.00 per barrel to $36.75 per barrel for Brent crude.

The remaining crude was exported to an Italian refinery under an export sales contract at an average price of $30.86 per barrel. The crude price under this contract is determined by reference to a basket of refined products which fluctuates seasonally. The Company is reviewing its options as to whether amendments are necessary to this contract and continues to seek other export options.

The average oil price for the year was $25.51 per barrel, up 13% from $22.52 per barrel for the preceding year due to the increase in exports and the Brent cap in the Armo contract. Oil and gas revenues for the year were $31.6 million, an increase of 130% over the $13.7 million for the preceding year.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol in Albania, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $3.02 per barrel from $2.46 per barrel compared to the preceding year. The increase in royalties over the last year was related to the greater number of wells being taken over from Albpetrol, which resulted in higher pre-existing production. Albpetrol's pre-existing production made up 12% of total production in 2006 compared to 11% in 2005.

Operating expenses declined to $10.08 per barrel from $12.56 per barrel in 2005. The reduction in operating expenses is part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases. Well servicing related costs make up a significant portion of overall operating expenses. These expenses tend to fluctuate from period to period and may result in higher unit operating expenses when well failures exceed the average experienced to date.

Sales and transportation expenses increased to $1.82 per barrel from $1.06 per barrel in the preceding year. This increase was directly related to the incremental costs of additional transportation, inspection and port fees associated with crude oil exports. During 2006, sales and transportation expenses related to exports were $0.9 million. These expenses were nominal in 2005, as the Company had only one export shipment.

The Company's netback per barrel improved 64% to $10.59 per barrel from $6.44 per barrel in 2005. The increase in netbacks largely resulted from higher oil prices received as a result of the reduction in unit operating costs and addition of exports.


Operating Expenses
($/barrel)
15
12
9
6
3
0
2005
2006


Netback
($/barrel)
12
10
8
6
4
2
0
2005
2006

| Netback ($/barrel) | 2006 | 2005 | % |
|---|---|---|---|
| Average price | 25.51 | 22.52 | 13 |
| Royalties | 3.02 | 2.46 | 23 |
| Sales and transportation | 1.82 | 1.06 | 71 |
| Operating | 10.08 | 12.56 | (20) |
| Netback | 10.59 | 6.44 | 64 |

### General and Administrative Expenses

General and administrative expenses (G&A) for the year were $5.8 million compared to $4.1 million for 2005, which included non-recurring charges of approximately $734,000 related to the listing of the Company's common shares on the AIM Market and its migration to the TSX from the TSX Venture Exchange. The increase in G&A reflects higher personnel costs with the addition of new employees, an increase of $1.6 million compared to 2005; higher consulting fees and travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar. Despite the increase in nominal terms, G&A declined on a per barrel basis to $4.52 from $6.62 in 2005 as a result of higher production.

During the year, the Company capitalized G&A of $1,249,000 compared to $683,000 for the preceding year in Albania and the U.S. These expenses were directly related to acquisition, exploration and development activities.

### Stock-based Compensation

The Company determined stock-based compensation expense as $2,442,000 for the stock options vested and/or granted to officers, directors, employees and service providers in 2006. Of this amount $2,327,000 (2005 – $1,823,000) was charged to earnings and $115,000 (2005 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 3.66% to 4.01% (2005 – 3.28% to 3.92%), a dividend yield of 0% (2005 – 0%), an expected volatility range of 54% to 67% (2005 – 25% to 34%) and expected lives of the stock options of five years (2005 – five) from the date of grant.

### Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses for the year were $4.9 million compared to $2.0 million for 2005. The increase in depletion, depreciation and accretion expenses reflects higher production and increase in depletable assets. The Company's independent reserve evaluation prepared in accordance with the National Instrument NI 51-101 had proved reserves of 38.4 million barrels at December 31, 2006, compared to 37.4 million barrels established in 2005, based on forecast prices and costs.

### Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $6.3 million in Albania. The Company recorded a future income tax expense of $2,844,000 in 2006 (2005 – $181,000) using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction. The Company's cost recovery pool in Albania is $47.1 million. In Canada, the Company has non-capital losses of approximately $9.5 million, the benefit of which has not been recognized in the financial statements. In the U.S., the Company is not expected to be taxable for foreseeable future.

### Loss for the Year and Funds from Operations

The Company recorded a loss of $1,561,000 ($0.01 per share) during the year compared to a loss of $3,498,000 ($0.01 per share) for the preceding year. Bankers reported a before tax profit of $1,283,000 in 2006 compared to a before tax loss of $3,317,000 in 2005.

Funds from operations for 2006 were $8.5 million during the year compared to funds used in operation of $171,000 for the preceding year. This turn around is a reflection of higher production and oil prices and lower unit operating expenses experienced in the Albanian operations.



Loss for the Year
(millions)
$0.0
$-0.5
$-1.0
$-1.5
$-2.0
$-2.5
$-3.0
$-3.5
2005
2006




Profit/(Loss) Before Tax
(millions)
$1.5
$1.0
$0.5
0.0
$-0.5
$-1.0
$-1.5
$-2.0
$-2.5
$-3.0
$-3.5
2005
2006

### U.S. Operations

During 2006, Bankers did not have any producing properties in the United States; as a result U.S. operations did not generate any oil and gas revenues. The U.S. overhead for 2006 was $847,000 compared to $16,000 in 2005. The Company capitalized $279,000 of its 2006 overhead compared to nil in 2005.

During 2006, the Company drilled three wells in the Palo Duro basin, Texas, two of which are presently suspended pending further completions. One currently has oil production at low rates. In Carter County, Oklahoma, Bankers drilled and successfully fracture stimulated its first well, Nickel Hill #1-26, by the end of the year, which had stabilized flow rates of 470 million cubic feet per day of natural gas. Bankers intends to tie-in this well to a nearby gas gathering system during first half of 2007. A second well drilled in Hughes County, Oklahoma, encountered a potentially productive Woodford shale interval. Analysis of additional technical data from this well was used to design a fracture stimulation that was completed in the first quarter of 2007. The well is currently flowing back fracture fluid and then will be tested. Establishing production from this well would expand the productive Woodford shale area currently being developed by other operators in Hughes County.

### Significant Developments in 2006

Two key events occurred during the year for Bankers: the acquisition of four unconventional shale gas prospects in the United States and the approval of the Plan of Development for the Patos Marinza oilfield in Albania.

Bankers successfully closed the acquisition of four unconventional shale gas prospects in the Northern and Central regions of the United States from Vintage Petroleum, LLC. The total consideration for the transaction was $30.0 million of which $10.0 million was paid in cash and the remainder in 25,971,715 Bankers' common shares at an ascribed price of $0.88 per share. As part of the transaction, approximately 30,000 net acres in the Palo Duro Basin was transferred to third parties, together with an additional $1.0 million cash payment, to settle competing claims in respect of some of the acquired acreage.

This acquisition increased Bankers' total net acreage holdings in unconventional gas plays in the U.S. to over 500,000 net acres, including increasing the Palo Duro basin holdings in Texas by approximately 118,000 net acres. The new prospect lands are located in the Arkoma and Ardmore basins of Oklahoma, the Black Warrior Basin of Mississippi and Alabama and the Appalachian Basin of New York. The acquisition further diversified Bankers' portfolio of prospects and provided a foothold in these very active basins.

The Black Warrior prospect covers approximately 95,000 net acres and targets Pennsylvanian age Pottsville tight gas sands as well as the Mississippian age Floyd shale. Bankers holds 24,000 net acres in the Arkoma and Ardmore basin prospect, targeting the Caney and Woodford shales, which are Mississippian in age. The 19,000 net acres acquired in the Appalachian Basin play targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the late Ordovician age, Utica Shale.

In Albania, Bankers received approval of the Patos Marinza Oilfield Plan of Development, which allows the Company to take-over the remaining wells in the field on a defined basis and produce and sell oil under Albpetrol's existing license for a period of 25 years with an option to extend at the Company's election for further five year increments. The Plan of Development includes taking over consolidated areas of wells from Albpetrol and redeveloping between 80 and 120 wells each year for the first five years along with the necessary infrastructure to attain gross oil production between 10,000 and 15,000 bopd.

Total development costs are anticipated to range between $155.0 to $213.0 million. The Patos Marinza oilfield is estimated to contain some 1.96 billion barrels of original oil in place with current recovery being approximately 6%.


U.S. Net Acres
(thousands)
500
400
300
200
100
0
2005
2006
U.S. Net Acres
(thousands)
400
350
300
250
200
150
100
50
0
New York
Oklahoma
Mississippi/Alabama
Texas

**FOURTH QUARTER 2006**

| THREE MONTHS ENDED DECEMBER 31 | 2006 | 2005 | % |
|---|---|---|---|
| FINANCIAL ($000s, except as noted) | | | |
| Oil and gas revenue | 9,250 | 4,644 | 99 |
| Net operating income | 3,694 | 1,593 | 132 |
| Loss for the period | (107) | (755) | 74 |
| Funds from operations | 1,588 | 650 | 144 |
| Additions to property, plant and equipment | 12,374 | 10,810 | 14 |
| Total assets | 138,030 | 56,846 | 142 |
| Shareholders' equity | 115,170 | 50,798 | 127 |
| OPERATING | | | |
| Average daily production (bopd) | 4,165 | 2,173 | 92 |
| Average sales volume (bopd) | 4,113 | 2,184 | 88 |
| Average price ($/barrel) | 24.44 | 23.13 | 6 |
| Royalties ($/barrel) | 3.04 | 2.77 | 10 |
| Sales and transportation ($/barrel) | 1.77 | 1.20 | 48 |
| Operating ($/barrel) | 9.88 | 12.46 | (21) |
| Netback ($/barrel) | 9.75 | 6.69 | 48 |

Oil revenue during the fourth quarter 2006 increased substantially compared to 2005 levels as a result of higher prices and production. Following the approval of the Plan of Development, the Company commenced the take-over of wells from Albpetrol, which resulted in significant production gains. Production averaged 4,165 bopd during fourth quarter 2006 compared to 2,173 bopd during the fourth quarter of 2005.


Average Daily Production
(BOPD)
5,000
4,000
3,000
2,000
1,000
0
Q4 '05
Q4 '06


Oil and Gas Revenue
(millions)
$10
$8
$6
$4
$2
0
Q4 '05
Q4 '06


Operating Expenses
($/barrel)
15
12
9
6
3
0
Q4 '05
Q4 '06


Netback
($/barrel)
10
8
6
4
2
0
Q4 '05
Q4 '06

When compared to the previous quarter in 2006, revenue during the fourth quarter 2006 was comparable as a result of the offsetting impact of higher production and decline in export price. During the fourth quarter the Company averaged $26.31 per barrel in exports compared to $30.85 in the preceding quarter. Some of this decline was related to the drop in the world oil prices during the quarter. However, the change in the export contract from a Brent based formula to a basket of refined products also contributed to the decline in average price as the fuel oil prices declined more sharply than that of Brent crude. As a consequence, the Company averaged $24.44 per barrel of oil during the fourth quarter of 2006 compared to $26.63 per barrel during the third quarter and $23.13 per barrel in 2005.

Unit operating expenses during the fourth quarter were $9.88 per barrel, up from $9.05 during the third quarter but down from the same period in 2005. During the fourth quarter the Company took over an area of the field that proved more difficult to establish early production. As a result, higher than normal well failures occurred and well servicing costs were negatively impacted.

Sales and transportation expenses on unit basis went down to $1.77 per barrel from $2.10 per barrel compared to the preceding quarter but increased over 2005 due to the higher level of exports. The decline reflects the lower proportionate share of exports in overall sales: 32% of crude was exported in the fourth quarter compared to 43% for the third quarter.

Netback for the fourth quarter was $9.75 per barrel down from $12.44 per barrel for the preceding quarter and up 48% from $6.69 per barrel in the fourth quarter of 2005.

As a result of these factors, funds from operations declined to $1,588,000 from $2,950,000 during the third quarter. Funds from operations were $650,000 for the same period in 2005. The Company posted a loss for the quarter of $107,000 compared to a loss of $208,000 for the third quarter and $755,000 for the same period in 2005. The loss is less than the previous quarter due primarily to lower depletion and future income tax expenses.

During the quarter, Bankers incurred $4.7 million of capital expenditures on well reactivations and $1.1 million on new central treatment facilities in Albania. The balance of the expenditures was incurred on ecology pit construction, miscellaneous asset acquisitions and capitalized G&A. The Company spent $6.0 million in capital expenditures in Albania for the same period in 2005, which were primarily incurred on well-reactivations.

In the U.S., Bankers spent $4.8 million on the drilling and evaluation costs of the Misener #1, Nickel Hill #1-26, Lake Holdenville #35-1 and Butler Creek #1 wells. Approximately $670,000 was related to lease acquisition costs. The balance was capitalized G&A. An additional $4.0 million was spent mainly on lease acquisitions in the U.S. for the same period in 2005.

**CAPITAL EXPENDITURES**

| ($000) | 2006 | 2005 | % |
|---|---|---|---|
| Albania | 37,480 | 19,721 | 90 |
| United States | 30,166 | 15,098 | 100 |
| Canada | 81 | 229 | (65) |
| | 67,727* | 35,048* | 93 |

* *Excluding non-cash capital expenditures*

The Company incurred $25.0 million on well reactivations in Albania during 2006. The balance of the expenditures was incurred on construction of pad facilities ($661,000); central treatment facilities ($1.8 million); and miscellaneous asset acquisitions and capitalized G&A. The increase in field inventory of $8.0 million was also recorded as an addition to capital assets. In 2005, the Company spent $18.0 million on well re-activations; the balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A.

In the U.S., Bankers incurred $13.9 million on drilling and evaluation costs of wells drilled and tested in Texas, Oklahoma and New York in 2006. The lease acquisition costs including the Vintage acquisition amounted to $15.2 million excluding the share consideration of $20.0 million. Geological and geophysical expenditures were $307,000 with the balance representing the capitalized G&A of $279,000. In 2005, Bankers spent $14.4 million for lease bonus and acquisition costs. Geological and geophysical expenditures amounted to $589,000 and drilling costs were $888,000. The Company also capitalized G&A of $129,000.

## LIQUIDITY AND CAPITAL RESOURCES

At the end of 2006, the Company had a working capital deficiency of $0.9 million and a term loan of $2.0 million (including current portion). The long-term debt originates from the new $20.0 million debt facility entered into during 2006, comprising a $15.0 million term loan payable over five years and $5.0 million operating line of credit.

The Company's capital expenditure budget for Albania for 2007 is approximately $35.0 million. In the U.S., the planned capital expenditures are budgeted at $23.0 million. There are also capital expenditures of $46.0 million contingent on drilling success and initial development drilling.

Bankers anticipates that it has sufficient capital resources for Albania to fund the 2007 capital expenditure program and to meet working capital requirements. The Company expects to fund the Albanian capital program through cash flows, which are estimated at $17.0 million; available debt facility of $13.0 million; and advances from Bankers of $5.0 million. It should be noted that these advances represent repayment of funds recently transferred from Albania to the Company for use in general working capital.

In March 2007, the Company issued 36,042,858 units on a bought-deal basis for net proceeds of CDN$23.9 million. In January, the Company entered into an agreement with a U.S. based company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas, for a total consideration of $19.5 million of which $15.0 million will be paid in cash and the balance in common shares of the purchaser. In March, the U.S. based company assigned its rights under this agreement to a second U.S. based company. The terms of the new purchase and sales agreement remain essentially unchanged. The U.S. company elected to satisfy up to $4.5 million of the purchase price through the issuance of securities, having an ascribed maximum value of CDN$0.35 per security.

The funds raised by the equity financing and the sale of the Palo Duro acreage are anticipated to be more than sufficient to fund the planned capital expenditures. The Company expects that should its planned capital program in the U.S. result in commercial discoveries, it will be able to raise the necessary funds for an expanded capital program through debt, equity, or joint venture arrangements. However there is no assurance that Bankers will be able to secure the necessary funds on terms acceptable to it, or at all, through debt, equity or other means.

## COMMITMENTS

*Plan of Development*

In 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the National Petroleum Agency of Albania (NPA). Under the Plan of Development, the Company estimates the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| ($ millions) | CASE I | CASE II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

* *The difference between Case I and Case II relates to maximum future production levels*

Under the Petroleum Agreement, Bankers is required to submit an annual program to NPA which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

*Office Premises*

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| | | |
|---|---|---|
| 2007 | | 295,000 |
| 2008 | | 188,000 |
| 2009 | | 148,000 |
| 2010 | | 148,000 |
| 2011 | | 148,000 |
| Thereafter | | 6,000 |
| | $ | 933,000 |

*Term Loan*

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. As at December 31, 2006, $2.0 million of the $15.0 million available term loan was drawn down, of which $125,000 was classified as a current liability and $1,875,000 as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| | | |
|---|---|---|
| 2007 | | 125,000 |
| 2008 | | 500,000 |
| 2009 | | 500,000 |
| 2010 | | 500,000 |
| 2011 | | 375,000 |
| | $ | 2,000,000 |

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the year ended December 31, 2006, the Company transacted $9.4 million of services compared to $4.4 million for 2005. The services can be terminated upon 60 days notice at the election of the Company. At December 31, 2006, the Company owed $878,000 to the drilling company.

During 2006, Bankers incurred legal fees of $338,000 (2005 – $204,000) in transactions with a legal firm of which the corporate secretary of the Company is a partner. The accounts payable to this firm at December 31, 2006 was $22,000.

Bankers also paid $56,000 (2005 – $33,000) for rent and office services to a company related by way of common directors.

## OUTLOOK

Bankers will continue to pursue a focused approach to long-term growth. The experience, expertise and entrepreneurial attitude of its people will be applied in a prudent manner, maximizing the potential upside of its development and exploration opportunities.

In 2007, management will focus on the following operational priorities:

- Increase annual average crude oil production to between 5,200 and 5,500 bopd and exit the year between 6,000 and 6,500 bopd.
- Improve netbacks from Albanian production to over $11.00 per barrel compared to $10.59 per barrel for 2006 by improving sales contracts, efficiencies and productivity. This will be facilitated by the following:
  - *Increased domestic sales prices:* In January 2007, the Company renegotiated the sale price of its crude to Armo. Under the amendment, the Company will receive 16,050 LEK per ton(adjusted for product quality) from Armo, which translates to $26.52 per barrel at the current exchange rate of 95.45 LEK to one U.S. Dollar. During 2006, the average exchange rate was 98 LEK to one U.S. dollar. Assuming an exchange rate of 100 LEK to one U.S. dollar, the new price represents an increase of 6% over the 2006 price of $23.85 per barrel.
  - *Increased export sales prices:* The price under Bankers' export sale contract is referenced to a basket of refined products. Based on the current world oil prices, the Company estimates 2007 export price will be between $25.00 to $30.00 per barrel.

- Based on these prices, Bankers estimates an average sale price over $26.00 per barrel during 2007 which will compare favourably to the 2006 average of $25.52 per barrel.
- *Maintaining the cost environment:* Bankers expects royalties, operating and sales and transportation expenses on a per unit basis to be similar to the 2006 levels.

- Complete the study for an EOR project in the Patos Marinza field during the first half of 2007 and begin testing in the second half of the year, subject to the receipt of requisite approvals. EOR techniques provide the potential to increase the field's recovery beyond existing primary production expectations.
- Initiate further studies and engineering to follow up on potential secondary water flood development, horizontal wells and an expanded EOR pilot.
- Define and execute a commercial development program for a U.S. shale gas project by year-end.
- Generate initial natural gas production in the U.S. by the tie-in of the Oklahoma natural gas discovery, the Nickel Hill #1-26 well, during the first half of the year.
- Obtain a natural gas production rate of approximately four mmcf/d by year-end.
- Test under balanced drilling techniques in the various areas of Palo Duro basin.

In Albania, the Company's future growth strategy involves identifying and integrating other potential opportunities to increase overall value. This may include future opportunities such as potential downstream/ upstream integration strategies. For example, in 2007 Bankers will review the possible acquisition of Albania's refineries as recently announced by the government to undergo privatization.

In the U.S. Bankers is focused on exploring and developing the potential of its shale gas plays. Activities to further these goals in 2007 include:

- In the Palo Duro basin, Texas, the Company is currently evaluating the recently drilled Cogdell #64-1 well. Successful results from this well may result in commercial production and an expanded drilling program in the basin.
- A second well is also planned in a different part of the Palo Duro basin to gather further data.
- In Oklahoma, Bankers intends to tie-in the Nickel Hill #1-16 well to a nearby gas gathering system during first half of 2007. In addition, the Company will drill offset horizontal wells as well as vertical wells further away from this well in the Carter and Johnson Counties in order to further assess the shale gas potential and development of the basin.

- In Hughes County, Oklahoma, analysis of additional technical data from the Lake Holdenville well was used to design a fracture stimulation. The well is currently flowing back fracture stimulation fluid. A successful test of the Woodford shale will result in further drilling of vertical and horizontal wells in the immediate area.
- In New York, after drilling and casing three wells to the intermediate hole, Bankers plans to re-enter each well and drill out utilizing air drilling techniques. In addition, fracture stimulations on two existing wells are expected to be performed during the first half of 2007.

Following the Oklahoma discovery, the Company anticipates that it will start producing natural gas in commercial quantities during the second half of 2007.

The following table summarizes Bankers' 2007 forecasts for the year provided throughout the MD&A.

| 2007 Forecast | TARGET |
| --- | --- |
| Average annual production (Albania) | 5,200 - 5,500 bopd |
| Exit crude oil production rate (December 31, 2007) | 6,000 - 6,500 bopd |
| Exit natural gas production rate (December 31, 2007) | 4.0 mmcf/d |
| Average sales price (per barrel) | $26.00 - $27.00 |
| Domestic sales price (per barrel) | $25.50 - $27.00 |
| Export sales price (per barrel) | $25.00 - $30.00 |
| Netback (per barrel) | $10.00 - $11.00 |
| Capital expenditures: | |
| Albania | $35 million |
| U.S.* | $46 million |

* *Includes amounts contingent on drilling success*

**QUARTERLY SUMMARY**

Below is a summary of Bankers' performance over the last eight quarters.

| ($000s, except as noted) | DEC 31 2006 | SEPT 30 2006 | JUNE 30 2006 | MARCH 31 2006 | DEC 31 2005 | Sept 30 2005 | June 30 2005 | March 31 2005 |
|---|---|---|---|---|---|---|---|---|
| Average daily production (bopd) | 4,165 | 4,000 | 3,193 | 2,579 | 2,173 | 1,793 | 1,527 | 1,243 |
| Average sales volume (bopd) | 4,113 | 3,776 | 3,175 | 2,474 | 2,184 | 1,791 | 1,475 | 1,210 |
| Average price ($/barrel) | 24.44 | 26.63 | 25.64 | 25.55 | 23.13 | 22.28 | 22.23 | 22.15 |
| Royalties ($/barrel) | 3.04 | 3.04 | 2.98 | 3.05 | 2.77 | 2.59 | 2.20 | 1.95 |
| Sales and transportation ($/barrel) | 1.77 | 2.10 | 1.66 | 1.68 | 1.20 | 0.97 | 0.99 | 1.04 |
| Operating ($/barrel) | 9.88 | 9.05 | 9.91 | 12.31 | 12.46 | 12.23 | 13.00 | 15.68 |
| Netback ($/barrel) | 9.75 | 12.44 | 11.09 | 8.51 | 6.69 | 6.49 | 6.04 | 3.48 |
| Oil and gas revenues | 9,250 | 9,240 | 7,407 | 5,689 | 4,644 | 3,670 | 2,983 | 2,412 |
| Royalties | 1,149 | 1,055 | 860 | 679 | 564 | 426 | 295 | 213 |
| Sales and transportation | 670 | 728 | 480 | 373 | 241 | 161 | 132 | 113 |
| Operating | 3,737 | 3,141 | 2,862 | 2,741 | 2,246 | 1,946 | 1,744 | 1,707 |
| Net operating income | 3,694 | 4,316 | 3,205 | 1,896 | 1,593 | 1,138 | 811 | 379 |
| General and administrative | 1,916 | 1,422 | 1,450 | 972 | 904 | 1,415 | 1,008 | 751 |
| Funds from (used in) operations | 1,588 | 2,950 | 3,251 | 723 | 650 | (94) | (200) | (526) |
| Loss for the period | (107) | (208) | (253) | (993) | (755) | (315) | (1,355) | (1,073) |
| Basic and diluted loss per share | - | - | - | - | - | - | - | - |
| Total assets | 138,030 | 127,106 | 124,321 | 98,930 | 56,846 | 53,083 | 52,533 | 52,340 |
| Term loan (including current portion) | 2,000 | - | - | - | - | - | - | - |


Average Daily Production
(BOPD)
5,000
4,000
3,000
2,000
1,000
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06


Netback
($/barrel)
15
12
9
6
3
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06


Oil and Gas Revenue
(millions)
$10
$8
$6
$4
$2
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06


Operating Expenses
($/barrel)
20
15
10
5
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company's control such as seasonality and exchange rates.

- Seasonality of winter operating conditions combined with the timing of transfer of wells from Albpetrol entails that production increases are typically higher in the second and third quarters. However, higher than normal well failures and winter operating conditions resulted in a more modest increase in average production for the fourth quarter of 2006. Over the past two years, the Company averaged production increases of approximately 400 to 500 bopd per quarter.
- As new wells come on stream, there is a build-up period in production, higher sand production and higher well servicing costs, which is typical for heavy oil wells in the first year of production.
- The increase in royalties is related to the greater number of wells being taken over from Albpetrol, which results in higher pre-existing production.
- The decrease in operating costs is a part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases.
- Depreciation of the U.S. dollar against all major currencies during the past two years had the effect of increasing operating costs and the investment in property, plant and equipment.
- The increase in G&A reflects the addition of new employees and consultants, higher travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar.

### OUTSTANDING SHARE DATA

There were approximately 412 million and 448 million shares outstanding on December 31, 2006 and March 29, 2007, respectively. In addition, the Company had approximately 39 million and 63 million stock options, warrants and compensation options outstanding as of the same dates, respectively.

Officers and executive of the Company have an approximate 15% direct ownership in the Company. This creates a strong alignment with shareholders and a team that is dedicated to activities that support future value creation.

## CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are disclosed in Note 2 to the Audited Consolidated Financial Statements. Preparation of financial statements in accordance with GAAP requires that management make estimates that affect the reported amount of assets, liabilities, revenues and expenses. The estimates used in applying these critical accounting policies for property, plant and equipment are as follows:

### Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

### Depletion and Depreciation

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

### Ceiling Test

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of , the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre .

### Asset Retirement Obligations

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

## CHANGES IN ACCOUNTING POLICIES

There have been no changes to any accounting policies.

**EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES**

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in regulatory filings is recorded, processed, summarized and reported within the time periods specified. They also include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Bankers' President and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation took into consideration the processes, systems and capabilities relating to regulatory filings, public disclosures, and the identification and communication of material information as well as the functioning of the officers, the board of directors, and board committees. Based on this evaluation, management has concluded that the Company's disclosure controls are effective to provide reasonable assurance that material information relating to the Company is made known to management on a timely basis.

There have been no significant changes to Bankers' disclosure controls or in other factors that could significantly affect these controls subsequent to the evaluation date and the filing date of the MD&A.

## MANAGEMENT'S REPORT

The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year-end. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, APA Petroleum Engineering Inc., to conduct independent evaluations of the Company's oil and gas reserves. The independent external auditors, KPMG LLP, have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of six independent directors, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, and recommend their approval to the Board of Directors.

RICHARD WADWORTH
President

C.S. (JUNEYT) TIRMANDI
Chief Financial Officer

March 29, 2007

## AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Bankers Petroleum Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 were audited by another firm of auditors, and their report dated March 23, 2006 expressed an unqualified opinion.

KPMG LLP

CHARTERED ACCOUNTANTS
Calgary, Alberta
March 29, 2007

BANKERS PETROLEUM LTD.

Consolidated Balance Sheets

As at December 31

(Expressed in Thousands of United States dollars)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 6,329 | $ 13,529 |
| Accounts receivable | 7,214 | 3,846 |
| Crude oil inventory | 713 | 335 |
| Deposits and prepaid expenses | 1,121 | 1,016 |
| | 15,377 | 18,726 |
| **Property, plant and equipment (Note 3)** | 122,653 | 38,120 |
| | $ 138,030 | $ 56,846 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 4) | $ 4,772 | $ - |
| Accounts payable and accrued liabilities | 11,369 | 5,766 |
| Current portion of term loan (Note 4) | 125 | - |
| | 16,266 | 5,766 |
| **Term loan (Note 4)** | 1,875 | - |
| **Asset retirement obligations (Note 5)** | 1,593 | - |
| **Future income tax liability (Note 9)** | 3,126 | 282 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | 116,696 | 53,205 |
| Contributed surplus (Note 6) | 4,456 | 2,014 |
| Deficit | (5,982) | (4,421) |
| | 115,170 | 50,798 |
| | $ 138,030 | $ 56,846 |

**Commitments (Note 10)**

**Subsequent events (Note 13)**

See accompanying notes to consolidated financial statements.

Approved by the Board

Director

Director

BANKERS PETROLEUM LTD.

Consolidated Statements of Operations and Deficit

For the year ended December 31
(Expressed in Thousands of United States dollars, except Per Share Amounts)

| | 2006 | 2005 |
|---|---|---|
| REVENUE | | |
| Oil and gas revenue | $ 31,586 | $ 13,709 |
| Royalties | (3,743) | (1,498) |
| | 27,843 | 12,211 |
| EXPENSES | | |
| Operating | 12,481 | 7,643 |
| Sales and transportation | 2,251 | 647 |
| General and administrative | 5,760 | 4,078 |
| Interest on term loan | 68 | - |
| Stock-based compensation (Note 6) | 2,327 | 1,823 |
| Depletion, depreciation and accretion | 4,902 | 2,012 |
| | 27,789 | 16,203 |
| OTHER INCOME (EXPENSES) | | |
| Interest | 569 | 556 |
| Foreign exchange gain (loss) | 660 | (570) |
| Gain on sale of investment | - | 689 |
| | 1,229 | 675 |
| EARNINGS (LOSS) BEFORE INCOME TAXES | 1,283 | (3,317) |
| Future income tax expense (Note 9) | (2,844) | (181) |
| LOSS FOR THE YEAR | (1,561) | (3,498) |
| Deficit, beginning of year | (4,421) | (923) |
| DEFICIT, END OF YEAR | $ (5,982) | $ (4,421) |
| **Basic and diluted loss per share** | $ (0.01) | $ (0.01) |

See accompanying notes to consolidated financial statements.

BANKERS PETROLEUM LTD.

Consolidated Statements of Cash Flows

For the year ended December 31
(Expressed in Thousands of United States dollars)

| | 2006 | 2005 |
|---|---|---|
| CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | | |
| Loss for the year | $ (1,561) | $ (3,498) |
| Items not involving cash: | | |
| Depletion, depreciation and accretion | 4,902 | 2,012 |
| Future income tax expense | 2,844 | 181 |
| Stock-based compensation (Note 6) | 2,327 | 1,823 |
| Gain on sale of investment | - | (689) |
| | 8,512 | (171) |
| Change in non-cash working capital (Note 11) | (338) | (3,859) |
| | 8,174 | (4,030) |
| INVESTING ACTIVITIES | | |
| Additions to property, plant and equipment | (67,727) | (35,048) |
| Proceeds from sale of investments | - | 2,033 |
| Purchase of investments | - | (513) |
| Restricted cash | - | 1,144 |
| Change in non-cash working capital (Note 11) | 2,090 | 3,832 |
| | (65,637) | (28,552) |
| FINANCING ACTIVITIES | | |
| Issue of common shares, net of share issue costs (Note 6) | 43,491 | 31,590 |
| Operating loan (Note 4) | 4,772 | - |
| Term loan (Note 4) | 2,000 | - |
| | 50,263 | 31,590 |
| DECREASE IN CASH AND CASH EQUIVALENTS | (7,200) | (992) |
| Cash and cash equivalents, beginning of year | 13,529 | 14,521 |
| CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 11) | $ 6,329 | $ 13,529 |

See accompanying notes to consolidated financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of U.S. dollars)

### 1. NATURE OF OPERATIONS

The Company is engaged in the exploration for and development and production of oil and natural gas in Albania and the United States.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a petroleum agreement (the "Petroleum Agreement") with Albpetrol Sh.a ("Albpetrol"), the state owned oil company, under Albpetrol's existing license with the National Petroleum Agency ("NPA"). The license has a 25 year term with an option to extend at the Company's election for further five year increments.

In the United States, the Company is engaged in exploration for oil and natural gas in Texas, Oklahoma, Mississippi, Alabama and New York.

### 2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies are outlined below:

(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries: Bankers Petroleum Albania Ltd. (formerly Bankers International Energy Ltd) and Bankers Petroleum (U.S.) Inc.

(b) Foreign currency translation
Transactions denominated in foreign currencies are translated into United States dollar equivalents at exchange rates approximating those in effect at the transaction dates. Foreign currency denominated monetary assets and liabilities are translated at the year-end exchange rate. Gains and losses arising from foreign currency translation are recognized in the statement of operations and deficit.

(c) Measurement uncertainty
Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation, asset retirement obligations, future income taxes, and amounts used for asset impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop these reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Recovery of costs in the United States cost centre is uncertain and dependent upon achieving commerical production, or sale and additional financing.

(d) Revenue recognition
Revenue associated with the sales of the Company's oil and gas is recognized in income when title and risk pass to the buyer, collection is reasonably assured and the price is determinable.

(e) Income taxes
Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(f) Per share amounts
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the aver age market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Weighted average number of common shares used in the calculation of basic and diluted loss per share was 388,782,758 in 2006 (2005 – 318,570,243).

(g) Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(h) Crude oil inventory
Crude oil inventory is valued at the lower of average cost of production and net realizable value.

(i) Property, plant and equipment

*Capitalized Costs*

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

*Depletion and Depreciation*

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

*Ceiling test*

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre .

*Asset retirement obligations*

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion in expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

(j) Stock-based compensation
Compensation costs attributable to all stock options granted to employees and directors are measured at fair value at the date of grant using the Black Scholes option pricing model and expensed over the vesting peirod with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(k) Comparative figures
Certain prior year figures have been re-classified to conform to the current year's presentation.

3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at December 31:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| | COST | ACCUMULATED DEPLETION AND DEPRECIATION | NET BOOK VALUE | NET BOOK VALUE |
| Oil and gas properties – Albania | $ 61,702 | $ 6,618 | $ 55,084 | $ 21,543 |
| Oil and gas properties – United States | 66,520 | - | 66,520 | 16,062 |
| Equipment, furniture and fixtures | 1,329 | 280 | 1,049 | 515 |
| | $ 129,551 | $ 6,898 | $ 122,653 | $ 38,120 |

In May 2006, the Company closed an acquisition of oil and gas properties in the United States. The purchase price for the assets was $31 million of which $20 million was satisfied by the issuance of 25,971,715 common shares of the Company with a fair market value of CAD $0.877 per share. The balance was paid in cash.

The Company capitalized general and administrative expenses of $1,249 (2005 – $683) in Albania and the United States that were directly related to exploration and development activities.

Depletion for the year ended December 31, 2006 included $137 million (2005 – $123 million) for estimated future development costs associated with proved undeveloped reserves in Albania.

The Company's ceiling test calculation for the Albania cost centre, performed at December 31, 2006, resulted in no impairment loss. The future prices used by the Company in estimating cash flows were based on forecasts by an independent reserves evaluator, adjusted for the Company's quality and transportation differentials. The following table summarizes the benchmark prices used in the calculation:

| | BRENT OIL (US$/BBL) |
|---|---|
| 2007 | 57.99 |
| 2008 | 60.37 |
| 2009 | 58.88 |
| 2010 | 56.87 |
| 2011 | 55.08 |
| Average annual increase, thereafter | 2% |

4. TERM LOAN AND OPERATING DEBT FACILITY

In October 2006, the Company closed a $20 million debt financing with a European financial instituiton based in Albania. The facility is comprised of a $5 million revolving operating loan and a $15 million five-year term loan. The term loan and operating debt facility is secured by all of the assets of Bankers Petroleum Albania Ltd., the Company's wholly owned subsidiary, assignment of proceeds from the domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

(a) Operating Loan
The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at December 31, 2006, $4,772 of the operating loan was drawn down.

(b) Term Loan
The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at December 31, 2006, $2 million of the $15 million available term loan was drawn down of which $125 was classified as a current liability and $1,875 as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 125 |
| 2008 | | 500 |
| 2009 | | 500 |
| 2010 | | 500 |
| 2011 | | 375 |
| | $ | 2,000 |

5. ASSET RETIREMENT OBLIGATIONS

Prior to the approval of its Plan of Development, the Company did not make a provision for asset retirement obligations in Albania as there was no legal obligation during the evaluation period. Subsequent to approval in March 2006, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $9,780. These obligations will be settled at the end of the Company's 25-year license. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,134.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $550. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirmenet obligations of $357.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2005 | $ | - |
| Liabilities incurred during the period | | 1,491 |
| Accretion | | 102 |
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |

6. SHAREHOLDERS' EQUITY

(a) Share capital and Contributed surplus

**Authorized**
Unlimited number of common shares with no par value.

**Issued**

| | NUMBER OF COMMON SHARES | AMOUNT | CONTRIBUTED SURPLUS |
|---|---|---|---|
| Balance, December 31, 2004 | 286,295,739 | $ 20,957 | $ 593 |
| Shares issued pursuant to private placement | 31,000,000 | 29,588 | - |
| Share issuance costs | - | (1,557) | - |
| Exercise of warrants and options | 9,219,248 | 3,282 | (247) |
| Exercise of compensation options | 1,071,546 | 679 | (155) |
| Finder's fee | 400,000 | 256 | - |
| Stock-based compensation | - | - | 1,823 |
| Balance, December 31, 2005 | 327,986,533 | 53,205 | 2,014 |
| Shares issued pursuant to private placement | 50,000,000 | 43,200 | - |
| Issue of common shares for oil and gas properties | 25,971,715 | 20,000 | |
| Exercise of compensation options | 784,636 | 381 | |
| Shares issued on exercise of warrants | 7,323,750 | 2,608 | - |
| Share issuance costs | - | (2,698) | - |
| Stock-based compensation | - | - | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | $ 116,696 | $ 4,456 |

In March 2006, the Company completed a financing with a syndicate on a bought-deal basis pursuant to which the Underwriters purchased for resale to the public, an aggregate of 50,000,000 common shares of the Company at a price of CAD$1.00 per common share. The net proceeds of the offering were $40,783, net of share issuance costs.

In May 2006, the Company issued 25,971,715 common shares at a fair market value of CAD $0.877 per share, valued at $20,000 as partial consideration for the acquisition of oil and gas properties in the United States (Note 3).

(b) Warrants

| | NUMBER OF WARRANTS | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| Balance, December 31, 2004 | 30,468,182 | 0.68 |
| Warrants issued on exercise of compensation options | 535,773 | 0.95 |
| Warrants exercised | (7,449,250) | 0.44 |
| Balance, December 31, 2005 | 23,554,705 | 0.76 |
| Warrants issued on exercise of compensation options | 392,318 | 0.95 |
| Warrants exercised | (7,323,750) | 0.40 |
| Warrants expired | (721,250) | 0.40 |
| Balance, December 31, 2006 | 15,902,023 | 0.95 |

The following table summarizes the outstanding and exercisable warrants at December 31, 2006.

| NUMBER OF WARRANTS | EXPIRY DATE | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |

(c) Stock Options

The Company has established a "rolling" Stock Option Plan (the "Plan"). The number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued and outstanding shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant.

A summary of the changes in stock options is presented as follows:

| OPTIONS | NUMBER OF WARRANTS | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| Balance, December 31, 2004 | 8,500,000 | 0.25 |
| Options granted | 8,025,000 | 1.10 |
| Options forfeited | (150,000) | 1.47 |
| Options exercised | (1,770,000) | 0.28 |
| Balance, December 31, 2005 | 14,605,000 | 0.70 |
| Options granted | 9,075,000 | 0.95 |
| Options forfeited | (150,000) | 1.03 |
| Balance, December 31, 2006 | 23,530,000 | 0.83 |

The following table summarizes the outstanding and exercisable options at December 31, 2006.

| OUTSTANDING | EXERCISABLE | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) | EXPIRY DATE | REMAINING CONTRACTUAL LIFE |
|---|---|---|---|---|
| 6,150,000 | 6,150,000 | 0.22 | June 4, 2009 | 2.4 |
| 500,000 | 500,000 | 0.50 | August 4, 2009 | 2.6 |
| 100,000 | 100,000 | 0.50 | September 1, 2009 | 2.7 |
| 2,480,000 | 1,653,333 | 0.80 | February 11, 2010 | 3.1 |
| 425,000 | 283,334 | 1.47 | April 14, 2010 | 3.3 |
| 2,650,000 | 1,766,668 | 1.15 | May 25, 2010 | 3.4 |
| 150,000 | 100,000 | 1.15 | June 1, 2010 | 3.4 |
| 650,000 | 433,333 | 1.15 | June 24, 2010 | 3.5 |
| 250,000 | 166,667 | 1.34 | November 3, 2010 | 3.8 |
| 350,000 | 233,333 | 1.34 | November 22, 2010 | 3.9 |
| 750,000 | 500,000 | 1.39 | December 16, 2010 | 4.0 |
| 6,650,000 | 2,214,450 | 1.15 | May 16, 2011 | 4.4 |
| 1,750,000 | 458,333 | 0.75 | September 4, 2011 | 4.7 |
| 400,000 | 133,333 | 0.65 | September 15, 2011 | 4.7 |
| 275,000 | 41,666 | 0.55 | October 2, 2011 | 4.8 |
| 23,530,000 | 14,734,450 | | | |

(d) Compensation Options

In connection with the November 2004 private placement, the brokers were issued 1,856,182 compensation options exercisable to purchase units of the Company at a price of CAD$0.55 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at CAD$0.95 until November 10, 2009. As at December 31, 2006, all of the compensation options issued were exercised.

A summary of the changes in compensation options is presented as follows:

| | NUMBER OF COMPENSATION OPTIONS |
|---|---|
| Balance, December 31, 2004 | 1,856,182 |
| Compensation options exercised | (1,071,546) |
| Balance, December 31, 2005 | 784,636 |
| Compensation options exercised | (784,636) |
| Balance, December 31, 2006 | Nil |

(e) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense as $2,442 for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $2,327 (2005 - $1,823) was charged to earnings and $115 (2005 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 3.66% to 4.01% (2005 - 3.28% to 3.92%), a dividend yield of 0% (2005 – 0%), an expected volatility range of 54% to 67% (2005 – 25% to 34%) and expected lives of the stock options of five years (2005 – five) from the date of grant.

7. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| YEAR ENDED DECEMBER 31, 2006 | ALBANIA | UNITED STATES | CANADA | TOTAL |
|---|---|---|---|---|
| REVENUE | | | | |
| Oil and gas revenue, net of royalties | $ 27,843 | $ - | $ - | $ 27,843 |
| EXPENSES | | | | |
| Operating | 12,481 | - | - | 12,481 |
| Sales and transportation | 2,251 | - | - | 2,251 |
| General and administrative | 2,261 | 580 | 2,919 | 5,760 |
| Interest on long-term debt | 68 | - | - | 68 |
| Stock-based compensation | 575 | 123 | 1,629 | 2,327 |
| Depletion, depreciation and accretion | 4,838 | 20 | 44 | 4,902 |
| | 22,474 | 723 | 4,592 | 27,789 |
| Segment earnings (loss) | 5,369 | (723) | (4,592) | 54 |
| OTHER INCOME | | | | 1,229 |
| Future income tax expense | | | | (2,844) |
| Loss for the year | | | | $ (1,561) |
| Assets, December 31, 2006 | $ 64,822 | $ 67,290 | $ 5,918 | $ 138,030 |
| Additions to property, plant and equipment | $ 37,480 | $ 30,166 | $ 81 | $ 67,727 |

During the year, the Company had sales of $19,887 (2005 – $13,166) to Albanian Refining and Marketing Organization, representing 63% (2005 – 96%) of net sales. The export sales to an Italian refinery were $11,699 (2005 – $543), representing 37% (2005 – 4%) of net sales.

| YEAR ENDED DECEMBER 31, 2005 | ALBANIA | UNITED STATES | CANADA | TOTAL |
|---|---|---|---|---|
| REVENUE | | | | |
| Oil and gas revenue, net of royalties | $ 12,211 | $ - | $ - | $ 12,211 |
| EXPENSES | | | | |
| Operating | 7,643 | - | - | 7,643 |
| Sales and transportation | 647 | - | - | 647 |
| General and administrative | 1,470 | 16 | 2,592 | 4,078 |
| Stock-based compensation | 392 | 292 | 1,139 | 1,823 |
| Depletion, depreciation and accretion | 2,006 | - | 6 | 2,012 |
| | 12,158 | 308 | 3,737 | 16,203 |
| Segment earnings (loss) | 53 | (308) | (3,737) | (3,992) |
| OTHER INCOME | | | | 675 |
| Future income tax expense | | | | (181) |
| Loss for the year | | | | $ (3,498) |
| Assets, December 31, 2005 | $ 26,629 | $ 17,311 | $ 12,906 | $ 56,846 |
| Additions to property, plant and equipment | $ 19,721 | $ 15,098 | $ 229 | $ 35,048 |

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006 and 2005, the Company incurred the following expenses with companies related by way of common directors and/or officers:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Oil well servicing | $ | 9,435 | $ | 4,370 |
| Legal fees | | 338 | | 204 |
| Rent and office services | | 56 | | 33 |

The Company contracts for the provision of oil well servicing with a company whose principal shareholder and officer is a director of the Company. The Company incured legal fees in transactions with a firm of which the corporte secretary of the Company is a partner. The Company also paid for rent and office services to a company related by way of common directors.

At December 31, 2006 and 2005, the following amounts payable to companies related by way of common directors and/or officers were included in accounts payable and accrued liabilities. These balances bear no interest and have no fixed terms of repayment:

| $ | | 2006 | | 2005 |
|---|---|---|---|---|
| Oil well servicing | $ | 878 | $ | 870 |
| Legal fees | | 22 | | 17 |

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Earnings (loss) before income taxes | $ | 1,283 | $ | (3,317) |
| Statutory tax rate | | 32.5% | | 33.6% |
| | | 417 | | (1,115) |
| Difference in tax rates between Albania and Canada | | 1,459 | | 75 |
| Non-deductible expenses | | 757 | | 497 |
| Other | | 87 | | - |
| Valuation allowance | | 124 | | 724 |
| Future income tax expense | $ | 2,844 | $ | 181 |

The significant components of the Company's future income tax assets and liabilities are as follows:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| FUTURE INCOME ASSETS | | | | |
| Non-capital loss carryforwards | $ | 2,761 | $ | 2,249 |
| Share issue costs | | 1,037 | | 662 |
| Property, plant and equipment - United States and Canada | | 21 | | - |
| Less: valuation allowances | | (3,819) | | (2,911) |
| Future income tax assets | $ | - | $ | - |
| FUTURE INCOME TAX LIABILITIES | | | | |
| Property, plant and equipment - Albania | $ | 3,126 | $ | 282 |
| Future income tax liability | $ | 3,126 | $ | 282 |

The Company has available for deduction against future Canadian taxable income non-capital losses of approximately $9,520 These losses, if not utilized, will expire commencing 2008.

There are no material timing differences in the United States.

The potential income tax benefits of these future income tax assets have been offset by a valuation allowance and have not been recorded in these financial statements.

Future income tax liabilities result from the temporary differences between the carrying value and tax value of its Albania assets and liabilities.

10. COMMITMENTS

a) Capital Expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the NPA. Under the Plan of Development submitted to NPA, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

| ($ MILLIONS) | CASE I | CASE II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to NPA each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 295 |
| 2008 | | 188 |
| 2009 | | 148 |
| 2010 | | 148 |
| 2011 | | 148 |
| Thereafter | | 6 |
| | $ | 933 |

11. SUPPLEMENTAL CASH FLOW INFORMATION

| | | 2006 | | 2005 |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Decrease (increase) in current assets | | | | |
| Accounts receivable | $ | (3,368) | $ | (2,655) |
| Inventory | | (378) | | (335) |
| Deposits and prepaid expenses | | (105) | | (458) |
| Increase (decrease) in current liabilities | | | | |
| Accounts payable and accrued liabilities | | 3,513 | | (411) |
| | $ | (338) | $ | (3,859) |
| INVESTING ACTIVITIES | | | | |
| Increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ | 2,090 | $ | 3,832 |
| CASH AND CASH EQUIVALENTS | | | | |
| Cash | $ | 2,140 | $ | 3,423 |
| Fixed income investments | | 4,189 | | 10,106 |
| | $ | 6,329 | $ | 13,529 |
| INTEREST PAID | $ | 68 | $ | - |

12. FINANCIAL INSTRUMENTS

**Fair Value**

The fair value of the Company's accounts receivable, operating line of credit and accounts payable and accrued liabilities approximate their carrying value due to the short term nature of these financial instruments. The fair value of the long-term debt approximates its carrying value as it bears interest at market rates.

**Foreign Exchange Risk**

Certain of the Company's expenses are incurred in Canadian and Albanian currencies and are therefore subject to gains and losses due to fluctuations against United States dollar.

**Commodity Price Risk**

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. Currently, no such instruments have been initiated.

**Interest Rate Risk**

The Company is exposed to interest rate risk to the extent that its operating line of credit and term loan are at floating rates of interest.

**Credit Risk**

The majority of the Company's accounts receivable is from purchasers of the Company's oil and gas production. The collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the purchasers.

13. SUBSEQUENT EVENTS

(a) On March 7, 2007, the Company announced that it had entered into a letter of understanding with the wholly owned U.S. subsidiary of a Canadian public company to sell up to 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas. The total consideration to be paid for the acreage is $19.5 million, of which a minimum of $15.0 million will be in cash and the balance of $4.5 million will be paid through issuance of securites of the Canadian parent. This transaction is expected to close in May 2007. The proceeds of disposal will be credited to property, plant and equipment with no gains or losses recongized.

(b) In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CAD$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately CAD$23,885 after commissions and share issue expenses of CAD$150. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.90 for a period of five years from closing of the offering.

**QUARTERLY SUMMARY**

| ($000s, except as noted) | DEC 31, 06 | SEPT 30, 06 | JUN 30, 06 | MAR 31, 06 | DEC 31, 05 | SEPT 30, 05 | JUN 30, 05 | MAR 31, 05 |
|---|---|---|---|---|---|---|---|---|
| FINANCIAL HIGHLIGHTS | | | | | | | | |
| Funds from (used in) operations | 1,588 | 2,950 | 3,251 | 723 | 650 | (94) | (200) | (526) |
| Loss for the period | (107) | (208) | (253) | (993) | (755) | (315) | (1,355) | (1,073) |
| Basic and diluted loss per share | - | - | - | - | - | - | - | - |
| Additions to property, plant and equipment | 12,374 | 12,853 | 29,106 | 14,285 | 10,810 | 55,353 | 42,500 | 9,522 |
| Total assets | 138,030 | 127,106 | 124,321 | 98,930 | 56,846 | 53,083 | 52,533 | 52,340 |
| Term loan (including current portion) | 2,000 | - | - | - | - | - | - | - |
| OPERATIONAL HIGHLIGHTS | | | | | | | | |
| Average daily production (bopd) | 4,165 | 4,000 | 3,193 | 2,579 | 2,173 | 1,793 | 1,527 | 1,243 |
| Average sales volume (bopd) | 4,113 | 3,776 | 3,175 | 2,474 | 2,184 | 1,791 | 1,475 | 1,210 |
| Average price ($/barrel) | 24.44 | 26.63 | 25.64 | 25.55 | 23.13 | 22.28 | 22.23 | 22.15 |
| Royalties ($/barrel) | 3.04 | 3.04 | 2.98 | 3.05 | 2.77 | 2.59 | 2.20 | 1.95 |
| Sales and transportation ($/barrel) | 1.77 | 2.10 | 1.66 | 1.68 | 1.20 | 0.97 | 0.99 | 1.04 |
| Operating ($/barrel) | 9.88 | 9.05 | 9.91 | 12.31 | 12.46 | 12.23 | 13.00 | 15.68 |
| Netback ($/barrel) | 9.75 | 12.44 | 11.09 | 8.51 | 6.69 | 6.49 | 6.04 | 3.48 |
| Oil and gas revenue | 9,250 | 9,240 | 7,407 | 5,689 | 4,644 | 3,670 | 2,983 | 2,412 |
| Royalties | 1,149 | 1,055 | 860 | 679 | 564 | 426 | 295 | 213 |
| Sales and transportation | 670 | 728 | 480 | 373 | 241 | 161 | 132 | 113 |
| Operating | 3,737 | 3,141 | 2,862 | 2,741 | 2,246 | 1,946 | 1,744 | 1,707 |
| Net operating income | 3,694 | 4,316 | 3,205 | 1,896 | 1,593 | 1,138 | 811 | 379 |
| General and administrative | 1,916 | 1,422 | 1,450 | 972 | 904 | 1,415 | 1,008 | 751 |

**THREE-YEAR SUMMARY**

| ($000s, except as noted) | 2006 | 2005 | 2004 |
|---|---|---|---|
| FINANCIAL HIGHLIGHTS | | | |
| Oil and gas revenue | 31,586 | 13,709 | 3,483 |
| Net operating income | 13,111 | 3,921 | 1,320 |
| Loss for the year | (1,561) | (3,498) | (1,217) |
| Funds from (used in) operations | 8,512 | (171) | (512) |
| | | | |
| Additions to property, plant and equipment | 67,727 | 35,048 | 4,914 |
| Total assets | 138,030 | 56,846 | 23,072 |
| Term loan (including current portion) | 2,000 | - | - |
| Total long-term liabilities | 6,594 | 282 | 101 |
| Shareholders' equity | 115,170 | 50,798 | 20,626 |
| | | | |
| OPERATIONAL HIGHLIGHTS | | | |
| Average daily production (bopd) | 3,490 | 1,687 | 1,066 |
| Average sales volume (bopd) | 3,392 | 1,668 | 945 |
| | | | |
| Average price ($/barrel) | 25.51 | 22.52 | 22.30 |
| Netback ($/barrel) | 10.59 | 6.44 | 8.45 |
| | | | |
| Reserves (mmbbl): | | | |
| Proved, net | 38.4 | 37.4 | 27.0 |
| Proved plus probable, net | 93.1 | 88.6 | 84.7 |
| NPV of proved plus probable ($ millions, forecast price, 10%, after tax) | 318.7 | 254.3 | 178.0 |
| U.S. undeveloped land (000s of net acres) | 500 | 257 | - |
| Total employees | 159 | 108 | 93 |
| | | | |
| SHARE INFORMATION | | | |
| Shares outstanding, year-end (millions) | 412 | 328 | 286 |
| Equity market capitalization (CDN$millions) | 268 | 462 | 149 |

## RESERVES

AS AT DECEMBER 31, 2006

Bankers' reserves were prepared by the independent engineering firm of APA Petroleum Engineering Inc. in 2006 as well as prior years. Reserves included herein are stated on a company net interest basis (after royalties). All reserve information has been prepared in accordance with National Instrument NI51-10.

### Summary of Oil and Gas Reserves
### Forecast Prices and Costs

| NET INTEREST | HEAVY OIL (MBBLS) | NATURAL GAS (BCF) | TOTAL 2006 (MBOE) | TOTAL 2005 (MBOE) | 2006 CHANGE % |
|---|---|---|---|---|---|
| Proved | | | | | |
| Developed producing | 8,845 | - | 8,845 | 4,685 | 89 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 29,536 | - | 29,536 | 32,671 | (10) |
| Total proved | 38,382 | - | 38,382 | 37,356 | 3 |
| Probable | 54,675 | - | 54,675 | 51,219 | 7 |
| Total proved plus probable | 93,057 | - | 93,057 | 88,575 | 5 |

*Note: May not add due to rounding.*

**Net Present Value of Reserves**
**Forecast Prices and Costs**

| NET INTEREST, AFTER INCOME TAXES | UNDISCOUNTED | DISCOUNTED AT 5% | DISCOUNTED AT 10% | 2005 DISCOUNTED AT 10% | 2006 CHANGE % |
|---|---|---|---|---|---|
| Proved | | | | | |
| Developed producing | 77.9 | 70.8 | 64.5 | 25.0 | 158 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 128.1 | 83.4 | 53.3 | 33.7 | 58 |
| Total proved | 206.0 | 154.2 | 117.9 | 58.7 | 100 |
| Probable | 574.9 | 324.3 | 200.8 | 195.6 | 3 |
| Total proved plus probable | 780.9 | 478.5 | 318.7 | 254.3 | 25 |

*Note: May not add due to rounding.*

The Company's actual reserves and future production will be greater than or less than the estimates provided. The estimated future net revenue from the production of the Company's reserves does not represent the fair market value of Bankers' reserves. In addition to the information disclosed herein, more detailed information is provided in the Company's National Instrument NI51-101 Statement of Reserves Data and Other Oil and Gas Information as at December 31, 2006, as filed on SEDAR at www.sedar.com.

## NET ASSET VALUE

AS AT DECEMBER 31, 2006

Bankers' net asset value is measured with reference to the net present values of future net revenue, using forecast prices, from reserves estimates evaluated by APA Petroleum Engineering Inc., the independent reserve engineers.

| ($MILLIONS) | BASIC | DILUTED |
|---|---|---|
| NPV of proved + probable reserves (discounted @ 10%)[1] | 318.7 | 318.7 |
| Value of unproved properties at cost[2] | 49.1 | 49.1 |
| Estimated working capital | (0.9) | (0.9) |
| | 366.9 | 366.9 |
| Issued and outstanding common shares (millions) | 412.1 | 451.5 |
| NAV per share | 0.89 | 0.81 |

1 Reserve values are based on after tax estimates of future cash flows as evaluated by the Company's independent qualified reserve evaluators using its future commodity price forecasts.

2 Based on actual cost of acquiring acreage; estimates of fair market value considering recent sales of similar acreage in the same area would result in a higher valuation as of December 31, 2006

This calculation can vary significantly depending on the natural gas and oil price assumptions used by APA. This calculation does not represent a "going-concern" value since it only assumes the reserves contained in the APA report.

## SHARE TRADING INFORMATION

Common shares are listed on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

| | DEC 31, 06 | SEPT 30, 06 | JUN 30, 06 | MAR 31, 06 | DEC 31, 05 | SEPT 30, 05 | JUN 30, 05 | MAR 31, 05 |
|---|---|---|---|---|---|---|---|---|
| TSX TRADING HISTORY (CDN$, except unit volumes) | | | | | | | | |
| High | 0.78 | 0.94 | 1.19 | 1.48 | 1.85 | 1.98 | 1.87 | 2.08 |
| Low | 0.49 | 0.46 | 0.66 | 0.82 | 1.16 | 0.92 | 0.82 | 0.46 |
| Close | 0.65 | 0.55 | 0.75 | 0.93 | 1.41 | 1.86 | 1.18 | 1.72 |
| Volume (000s) | 31,550 | 38,380 | 51,560 | 67,898 | 68,552 | 96,197 | 59,874 | 166,087 |
| AIM TRADING HISTORY (English pounds, except unit volumes) | | | | | | | | |
| High | 30.0 | 40.0 | 56.0 | 73.0 | 93.0 | 100.0 | - | - |
| Low | 25.0 | 26.0 | 35.0 | 45.0 | 57.5 | 45.0 | - | - |
| Close | 30.3 | 26.0 | 35.0 | 50.0 | 72.0 | 92.5 | - | - |
| Volume (000s) | 1,575 | 1,024 | 288 | 167 | 1,919 | 157 | - | - |

* *BNK began trading on the AIM market July 6, 2005*

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Average number shares* | 412 | 409 | 391 | 342 | 328 | 326 | 324 | 296 |

* *Outstanding, weighted monthly (millions)*

Please contact Computershare Trust Company of Canada as listed on the inside back cover of this report for information about:

- Share certificates
- Duplicate mailings
- Change of address
- Transfer of shares or warrants
- Electronic delivery of shareholder documents

## CORPORATE INFORMATION

### DIRECTORS

Robert Cross[1, 2, 3]
Chairman

Eric Brown[1, 2]
DIRECTOR

Jonathan Harris[1, 2, 3]
Director

Ford Nicholson
Director

Victor Redekop
Director

John Zaozirny[3]
Director

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Corporate Governance Committee

### STOCK EXCHANGE LISTING

The Toronto Stock Exchange
*Trading Symbol: BNK and BNK.WT*

Alternative Investment Market (AIM)
*Trading Symbol: BNK and BNKW*

### LEGAL COUNSEL

DuMoulin Black LLP
Vancouver, B.C.

### EXECUTIVE

Richard Wadsworth
President

C. S. (Juneyt) Tirmandi
Chief Financial Officer

Wolf Regener
President, Bankers Petroleum (US) Inc.

Suneel Gupta
President, Bankers Petroleum Albania Ltd.

Robert Petryk
Vice President, Operations

Susan J. Soprovich
Vice President, Investor Relations & Corporate Governance

Eugene Christensen
Vice President, Development

Mary Collyer
Legal Counsel, Corporate Secretary
DuMoulin Black LLP

### AUDITORS

KPMG LLP
Calgary, AB

### CONSULTING ENGINEERS

APA Petroleum Engineering Inc.
Calgary, AB

### BANKERS

Bank of Montreal
Calgary, AB

### TRANSFER AGENT AND REGISTRAR

Computershare Trust Company
of Canada
600, 530 – 8 Avenue SW
Calgary, AB T2P 3S8
Phone: 1-800-340-4905
Email: service@computershare.com

### 2006 ANNUAL GENERAL MEETING

Tuesday, May 22, 2007
10:00 a.m. MST
Hyatt Regency Calgary
700 Centre Street SE
Calgary, Alberta, Canada

### HEAD OFFICE

Suite 400, 906 – 12 Avenue SW
Calgary, Alberta, Canada T2R 1K7
Phone: (403) 513-2699
Fax: (403) 228-9506

Email:
investorrelations@bankerspetroleum.com

Website:
www.bankerspetroleum.com

Bankers
PETROLEUM LTD.

END